Filed Pursuant to Rule 424(b)(5)

Registration No. 333-100321

PROSPECTUS SUPPLEMENT

(To prospectus dated October 28, 2003)

4,800,000 Shares

Common Stock

We are selling 4,800,000 shares of our common stock. Our common stock is listed on the Nasdaq National Market under the symbol “AGII.”

On October 28, 2003, the last reported sale price of our common stock on the Nasdaq National Market was $16.74 per share.

You should consider the risks that we have described in “Risk Factors” beginning on page 3 of the accompanying prospectus before buying our common stock.

	Per Share	Total
Public offering price	$15.800	$75,840,000
Underwriting discount	$0.869	$4,171,200
Proceeds, before expenses, to us	$14.931	$71,668,800

The underwriters may purchase up to an additional 720,000 shares from us at the public offering price, less the underwriting discount, within 30 days from the date of this prospectus supplement to cover over-allotments.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus supplement or the accompanying prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

The underwriters expect to deliver the common shares to purchasers on or about November 3, 2003.

RAYMOND JAMES

WILLIAM BLAIR & COMPANY

FERRIS, BAKER WATTS

Incorporated

COCHRAN, CARONIA & CO.

The date of this prospectus supplement is October 28, 2003.

The diagram below shows our continuing segments and the names of our subsidiaries that provide specialized insurance products or services in each of those segments. Segments and subsidiaries shown in blue existed as of the end of 1999. Segments and subsidiaries shown in yellow have been started or acquired since 1999.

In this prospectus supplement, the terms “we,” “us” or “our” include Argonaut Group, Inc. and its consolidated subsidiaries.

Unless otherwise stated in this prospectus supplement, we have assumed throughout this prospectus supplement that the underwriters’ over-allotment option is not exercised.

You should rely on the information contained or incorporated in this prospectus supplement and the accompanying prospectus. Neither we nor the underwriters have authorized any other person to provide you with different information. If anyone provides you with different or inconsistent information, you should not rely on it. We are not, and the underwriters are not, making an offer to sell these securities in any jurisdiction where the offer or sale is not permitted. You should assume that the information appearing in this prospectus supplement, the accompanying prospectus and the documents incorporated by reference herein or therein is accurate only as of their respective dates or on other dates which are specified in those documents. Our business, financial condition, results of operations and prospects may have changed since those dates.

i

SUMMARY

The following summary highlights selected information contained or incorporated by reference in this prospectus supplement and does not contain all the information that may be important to you. You should carefully read this entire prospectus supplement and the accompanying prospectus, including the financial data and related notes and the information incorporated by reference herein and therein, before making a decision to invest in our common stock.

Our Business

We are a national provider of specialty commercial property and casualty insurance products designed to meet the specific needs of targeted insured groups. In 2001, we initiated a strategy to diversify our product line and expand geographically. Prior to 2001, the workers’ compensation business underwritten by Argonaut Insurance Company comprised approximately three quarters of our gross written premiums. Today, our largest business segment is excess and surplus lines, or “E&S.” We have also refocused our workers’ compensation line to emphasize casualty risk management products and developed or acquired specialty underwriting expertise in specialty commercial and public entity insurance.

Excess and Surplus Lines.    E&S insurance carriers provide insurance that is unavailable or difficult to obtain by businesses in the admitted market due to the unique characteristics of the insureds or the lack of insurers offering such coverage. The excess and surplus lines market allows us to underwrite certain risks with more flexible policy terms at unregulated premium rates. Our Colony Insurance Group provides commercial liability, commercial property, product liability and environmental liability coverages to commercial enterprises, including restaurants, artisan contractors, day-care centers and manufacturers, and professional liability coverages for health care providers (other than physicians) and other professionals. For the six months ended June 30, 2003, our E&S business segment generated $184.1 million, or 49.3%, of our gross written premiums.

Risk Management.    Workers’ compensation is the primary line of insurance underwritten by Argonaut Insurance Company and its pooled subsidiaries. Argonaut Insurance Company also underwrites complementary lines of commercial insurance for certain clients, primarily consisting of general liability and commercial automobile. In March 2003, Argonaut Insurance Company began to restructure its operations to concentrate on casualty risk management solutions for upper-middle market accounts that generally produce annual premiums between $250,000 and $5.0 million. Our insurance products are designed to meet the needs of business customers that are willing and able to bear a substantial portion of the insurance risk through high deductibles and retrospectively rated premiums. These customers select us as a risk management provider based on the quality of our loss control and claims handling expertise. For the six months ended June 30, 2003, our risk management business segment generated $96.7 million, or 25.9%, of our gross written premiums.

Specialty Commercial.    This segment provides property and casualty coverages targeting specific groups of insureds and is underwritten by Argonaut Great Central Insurance Company and Rockwood Casualty Insurance Company. Argonaut Great Central specializes in providing package insurance policies and focuses on small to medium-sized risks in three broadly defined markets: food and hospitality, retail services and organizations and institutions. Argonaut Great Central provides property, general liability, commercial automobile, workers’ compensation and umbrella insurance policies. Rockwood primarily provides workers’ compensation insurance for coal mines, other mining businesses and small commercial accounts. In addition, Rockwood provides supporting general liability, pollution liability, umbrella liability, inland marine, commercial automobile and surety business for certain of its coal mine accounts. For the six months ended June 30, 2003, our specialty commercial business segment generated $70.0 million, or 18.7%, of our gross written premiums.

Public Entity. Trident Insurance Services LLC provides insurance solutions for small to medium-sized governmental entities throughout the United States. Trident offers comprehensive insurance packages, including property, inland marine, crime, general liability, public officials’ liability, law enforcement liability, automobile liability, automobile physical damage and excess liability coverages. Trident functions as a managing general underwriter and underwrites its products through Argonaut Great Central and Argonaut Insurance Company. For the six months ended June 30, 2003, our public entity business segment generated $22.7 million, or 6.1%, of our gross written premiums.

Our insurance subsidiaries are rated by A.M. Best Company, which is considered to be the leading insurance rating agency. The A.M. Best ratings of our insurance subsidiaries are as follows: Argonaut Insurance Company is rated as an “A” (Excellent) (3rd highest rating out of 16 rating classifications) with a negative outlook; Colony and Rockwood are rated as an “A” (Excellent) with a stable outlook; and Argonaut Great Central is rated as an “A-” (Excellent) (4th highest rating out of 16 rating classifications) with a stable outlook. A.M. Best’s ratings are used by insureds, agents and brokers, and other insurance companies as an indicator of financial strength and security. Its ratings are not intended to reflect the quality of the rated company for investment purposes. Standard & Poor’s, a provider of counterparty credit and financial strength ratings, has assigned the Argonaut Insurance Group a “BBB+” financial strength rating (“Strong”) (8th highest rating out of 21 rating classifications), with a negative outlook.

Argonaut Group was incorporated in Delaware in 1986 and its executive offices are located at 10101 Reunion Place, Suite 500, San Antonio, Texas 78216. Our telephone number is (210) 321-8400.

Our Strategy

Our goal is to provide a superior return to our shareholders by achieving underwriting profits and steadily increasing our shareholders’ equity over the long term. We intend to reach our goal by:

•	Increasing our underwriting profitability. We intend to continue to emphasize conservative underwriting practices and seek optimal rates to produce a consistent underwriting profit (earned premium less losses and underwriting expenses). Our strategic focus on underwriting profit takes precedent over premium growth.

•	Growing our presence in the excess and surplus lines market. We intend to continue to focus on the needs of the rapidly growing E&S market by developing customized insurance products, emphasizing our underwriting and claims expertise, using sophisticated underwriting solutions and providing excellent service to our insurance brokers.

•	Expanding our public entity insurance presence. We launched our public entity business segment in 2001 and have grown it to $22.7 million in gross written premiums for the six months ended June 30, 2003. We intend to expand our presence in this marketplace by offering highly customized insurance solutions to small and medium-sized governmental entities.

•	Limiting our business to specific niche markets in which we have a demonstrated underwriting expertise. We intend to continue to offer property and casualty solutions in niche markets where we have an underwriting and claims expertise that provides us a competitive advantage. In addition to E&S and public entity insurance, our niche markets include casualty risk management solutions for upper-middle market accounts, specialty commercial package policies for food and hospitality organizations and institutions and specialized products, such as workers’ compensation for the Pennsylvania coal mining industry.

•	Maintaining a conservative balance sheet philosophy and a strong A.M. Best rating. In the past three years, we have strengthened our balance sheet by increasing our loss and loss adjustment expense reserves for business written in the late 1990s and prior. A primary focus for our management team is maintaining a conservative philosophy regarding our loss and loss adjustment expense reserves. Additionally, we have reduced our investments in equity securities and raised capital in 2003 to further strengthen our balance sheet and support our “A” (Excellent) rating from A.M. Best.

Market Outlook and Growth Opportunities

The property and casualty insurance industry has historically been cyclical. During the 1990s and into 2000, the insurance industry was highly competitive and maintained excess underwriting capacity. This resulted in lower premium rates, less favorable policy terms for insurers and less underwriting discipline.

These conditions continued into 2001 until the industry’s capital was significantly impaired and underwriting capacity was reduced. Beginning in 2001, the marketplace for property and casualty insurance began to improve. Our marketplace today is experiencing premium rate increases and more restrictive coverage terms, which has resulted in improved underwriting results. We cannot assure you that these favorable trends will continue or that rate increases can be sustained.

Recent Developments

Conversion of HCC Insurance Holdings note payable.    In March 2003, in connection with our sale of shares of Series A Mandatory Convertible Preferred Stock, we issued an $18.0 million note payable to HCC Insurance Holdings, Inc., one of the purchasers of the preferred stock. During the second quarter of 2003, we repaid $6.0 million of this note. The remaining balance of $12.0 million accrues interest at 12% per year, payable quarterly, and matures in March 2006. HCC has agreed, concurrent with the closing of this offering, to purchase from us in a private placement 533,173 shares of common stock at a price of $14.931 per share, which is equal to the public offering price shown on the cover page of this prospectus supplement, less the underwriting discount. We will use the proceeds from this private placement to repay approximately $7.9 million of the $12.0 million aggregate principal amount of the note payable and to pay accrued interest on that portion of the note. If the underwriters exercise their over-allotment option, HCC has the right to convert additional principal amount of the note in order to maintain its current ownership in Argonaut.

Third Quarter Results.    We reported total revenue, including gains on sales of investments discussed below, of $569.4 million for the nine months ended September 30, 2003, compared to $320.1 million for the same period in 2002. We reported net income after tax of $78.0 million, or $3.30 per diluted common share, for the nine months ended September 30, 2003, compared to net income after tax of $18.3 million, or $0.84 per diluted common share, for the nine months ended September 30, 2002. The 2003 net income amount reflects the realized gains on sales of investments and the reserve addition discussed below.

Realized gains on sales of investments.    As of June 30, 2003, $29.8 million of our invested assets was comprised of an investment in 471,200 shares of Curtiss-Wright Corporation common stock. During the third quarter of 2003, we sold approximately 445,900 shares of that investment and realized pre-tax gains of approximately $25.1 million. Additionally, during the third quarter of 2003, we reduced our investment in other equity securities by approximately $56.9 million and realized pre-tax gains of approximately $22.2 million on such sales.

Reserve addition.    In the third quarter of 2003, we completed an analysis of the recoverability of losses and loss adjustment expense reserves related to asbestos and environmental claims for our run-off lines. This analysis resulted in a decrease to ceded loss and loss adjustment expense reserves, and a corresponding increase to net loss and loss adjustment expense reserves and a related expense of $10.2 million. The analysis and reserve changes are for policies primarily written in the 1970s. We generally began excluding asbestos coverage from our insurance contracts in 1985.

During 2003, we revised our analysis related to anticipated future ceded reinsurance recoveries relative to our existing claims and incurred but not reported claims. The analysis relied on identification of reinsurance contracts that we purchased at the time the policies were in force. These reinsurance contracts provide coverage for specific policy contracts for which we have claims exposure. Previously, we utilized historical relationships of ceded losses to gross losses to estimate expected future ceded losses. The current estimation approach incorporates more of the specific characteristics of the existing and expected claims, and related policies and reinsurance contracts, and, therefore, we believe it provides a more refined and better estimate of expected future ceded loss recoveries. Our current analysis of gross run-off lines loss and loss adjustment reserves, which is virtually unchanged from December 31, 2002, indicates that the carried reserves are adequate as of June 30, 2003.

Risk Factors

Investing in our common stock involves risks. You should carefully consider the information under “Risk Factors” beginning on page 3 of the accompanying prospectus as well as all other information included in this prospectus supplement, including the documents incorporated by reference in this prospectus supplement.

The Offering

Common Stock offered by us	4,800,000 shares

Common Stock to be outstanding after the offering	26,941,857 shares

Nasdaq National Market symbol	AGII

The number of shares of common stock offered by this prospectus supplement and the number of shares to be outstanding after the offering assumes that the underwriters’ over-allotment option is not exercised. See “Underwriting” for more information about this option.

The number of shares of common stock to be outstanding after the offering includes 533,173 shares to be issued to HCC, at a price of $14.931 per share, the proceeds of which we will use to repay approximately $7.9 million of the $12.0 million remaining principal amount of a note payable to HCC and pay accrued interest on that portion of the note, but does not include:

•	3,919,263 shares of common stock reserved for issuance under various employee compensation plans. As of June 30, 2003, we had options to purchase 1,833,300 shares of common stock at a weighted average exercise price of $19.43 per share outstanding under these plans; or

•	2,953,310 shares of common stock reserved for issuance upon the conversion of our outstanding shares of Series A Mandatory Convertible Preferred Stock.

USE OF PROCEEDS

We estimate that the net proceeds from the sale of our common stock will be approximately $70.9 million ($81.7 million if the underwriter’s over-allotment option is exercised in full), after deducting the underwriting discounts and commissions and estimated offering expenses. We intend to contribute substantially all of the estimated proceeds from this offering to our insurance subsidiaries to support the continued growth of our business and improve our regulatory capital adequacy ratios and maintain strong financial strength ratings. We will use the remainder of the net proceeds for general corporate purposes. We will use the proceeds from the sale of common stock to HCC to repay approximately $7.9 million of the $12.0 million remaining principal amount of a note payable held by HCC and pay accrued interest on that portion of the note.

CAPITALIZATION

The following table sets forth our capitalization as of June 30, 2003:

•	on an historical basis; and

•	as adjusted, to reflect the issuance of the common stock offered in this offering and the application of the estimated net proceeds and the issuance of 533,173 shares of common stock to HCC at a price of $14.931 per share, the proceeds of which we will use to repay approximately $7.9 million of the $12.0 million remaining principal amount of a note payable to HCC and pay accrued interest on that portion of the note.

You should read this table with “Management’s Discussion and Analysis of Results of Operations and Financial Condition” and our consolidated financial statements and related notes included or incorporated by reference in this prospectus supplement.

	As of June 30, 2003
	Actual	As Adjusted
	(In millions, except share and per share amounts) (unaudited)
Long-term debt:
Related party note payable	$12.0	$4.1
Junior subordinated debentures	15.5	15.5

Total long-term debt	27.5	19.6

Shareholders’ equity:
Preferred stock, par value $.10 per share: 5,000,000 shares authorized; 2,953,310 shares of Series A Mandatory Convertible Preferred Stock issued and outstanding	0.3	0.3
Common stock, par value $.10 per share: 35,000,000 shares authorized; 21,608,351 issued and outstanding (actual); 26,941,524 issued and outstanding (as adjusted) (1)	2.2	2.7
Additional paid-in capital	131.8	210.1
Retained earnings	198.6	198.6
Deferred stock compensation	(1.7)	(1.7)
Accumulated other comprehensive income	98.1	98.1

Total shareholders’ equity	429.3	508.1

Total capitalization	$456.8	$527.7

Book value per share, basic	$19.87	$18.86

Book value per share, diluted (2)	$17.48	$17.00

(1)	The number of issued and outstanding shares of common stock does not include:

•	3,919,263 shares of common stock reserved for issuance under various employee compensation plans. As of June 30, 2003, we had options to purchase 1,833,300 shares of common stock at a weighted average exercise price of $19.43 per share outstanding under these plans; or

•	2,953,310 shares of common stock reserved for issuance upon the conversion of our outstanding shares of Series A Mandatory Convertible Preferred Stock.

(2)	Book value per share, diluted, includes the impact of the Series A Mandatory Convertible Preferred Stock on an as converted basis.

MARKET PRICES AND DIVIDENDS

Our common stock is quoted on the Nasdaq National Market under the symbol “AGII.” This table shows for the indicated periods the high and low closing sales prices per share for our common stock, as reported by Bloomberg L.P., and dividends declared per share.

	High	Low	Cash Dividends
2001
First Quarter	$21.13	$14.75	$0.41
Second Quarter	20.10	14.63	0.41
Third Quarter	19.75	14.55	0.41
Fourth Quarter	19.75	14.90	0.15

2002
First Quarter	$22.89	$18.77	$0.15
Second Quarter	23.00	18.50	0.15
Third Quarter	23.08	15.90	0.15
Fourth Quarter	18.23	13.21	—

2003
First Quarter	$17.25	$8.55	$—
Second Quarter	14.49	7.70	—
Third Quarter	14.95	12.26	—
Fourth Quarter (through October 28, 2003)	16.74	14.19	—

A recent reported last sale price per share for our common stock on the Nasdaq National Market is set forth on the cover page of this prospectus supplement.

During the first quarter of 2003, our board of directors suspended the payment of dividends on our common stock in order to preserve capital to support the growth of our business. In addition, the terms of our outstanding Series A Mandatory Convertible Preferred Stock, which we issued in March 2003, prohibit us from paying dividends on our common stock prior to April 2005. Furthermore, as a holding company, we depend upon the surplus and earnings of our insurance subsidiaries and the ability of our subsidiaries to pay dividends or to advance or repay funds to us to enable us to meet our obligations and general and administrative expenses and to pay dividends on our stock.

The ability of our insurance subsidiaries to pay dividends to us is subject to certain restrictions imposed under California insurance law, which is the state of domicile for Argonaut Insurance Company, our immediate insurance subsidiary which owns all our other insurance subsidiaries. These include restrictions related to the statutory capital of Argonaut Insurance Company. Under California insurance regulations, Argonaut Insurance Company may pay dividends to us in 2003 of up to $25.8 million. Based on Argonaut Insurance Company’s risk-based capital, or RBC, ratio at December 31, 2002, the California Department of Insurance may require us to seek its approval prior to paying any dividends. In addition, through December 31, 2003, Colony may not pay dividends to Argonaut Insurance Company without the approval of the Virginia Department of Insurance. As a result, we may not be able to receive dividends from our subsidiaries at times and in amounts necessary to pay dividends on our stock. The timing of the payment of and the amount of any dividends declared will be at the discretion of our board of directors and will depend upon numerous factors, including our cash flow, our financial condition, our capital requirements and other factors that our board of directors considers relevant.

SELECTED CONSOLIDATED FINANCIAL DATA

The following table presents our selected consolidated financial data prepared in accordance with accounting principles generally accepted in the United States. The selected consolidated financial data as of and for the years in the five-year period ended December 31, 2002 is derived from our audited consolidated financial statements and the notes thereto. The consolidated financial statements and the notes thereto as of December 31, 2002 and 2001 and for the years ended December 31, 2002, 2001 and 2000 are incorporated by reference in this prospectus supplement. The selected consolidated financial data for the six month periods ended June 30, 2003 and 2002 is derived from our unaudited consolidated financial statements and includes, in the opinion of management, all normal and recurring adjustments necessary to present fairly the data for such periods. The results of operations for the six months ended June 30, 2003 should not be regarded as indicative of results for the full year. You should read this table together with “Management’s Discussion and Analysis of Results of Operations and Financial Condition” and our consolidated financial statements and related notes included or incorporated by reference in this prospectus supplement.

	For the Six Months Ended June 30,		For the years ended December 31,
	2003	2002	2002	2001(1)	2000	1999	1998
	(unaudited)
	(in millions, except per share amounts)
Statement of Operations Data
Gross written premiums	$373.5	$259.4	$622.1	$272.1	$186.1	$140.3	$162.7

Net written premiums	$277.8	$202.4	$484.0	$219.6	$163.9	$122.2	$144.1

Earned premiums	$269.0	$168.6	$378.4	$221.9	$124.6	$93.0	$138.5
Net investment income	26.8	27.1	52.9	53.6	62.0	68.5	77.4
Gains on sale of investments	63.7	14.0	26.6	17.1	23.3	2.8	51.2

Total revenue	359.5	209.7	457.9	292.6	209.9	164.3	267.1
Losses and loss adjustment expenses	188.8	124.2	334.6	189.7	247.6	121.4	95.1
Underwriting, acquisition and insurance expense	99.6	65.4	144.4	99.6	91.5	68.4	78.5
Interest expense	4.1	—	—	—	—	—	—

Total expenses	292.5	189.6	479.0	289.3	339.1	189.8	173.6

Income (loss) before income taxes	67.0	20.1	(21.1)	3.3	(129.2)	(25.5)	93.5
Provision (benefit) for income taxes	13.7	6.5	65.9	0.4	(45.9)	(10.3)	30.8

Net income (loss)	$53.3	$13.6	$(87.0)	$2.9	$(83.3)	$(15.2)	$62.7

Net income (loss) per common share:
Basic	$2.44	$0.63	$(4.04)	$0.13	$(3.77)	$(0.64)	$2.62

Diluted	$2.31	$0.63	$(4.04)	$0.13	$(3.77)	$(0.64)	$2.61

Cash dividends declared per common share	$—	$0.30	$0.45	$1.38	$1.64	$1.64	$1.64

Weighted average number of shares outstanding:
Basic	21.6	21.6	21.6	21.6	22.1	23.6	23.9

Diluted	23.1	21.7	21.6	21.6	22.1	23.6	24.0

	As of June 30,		As of December 31,
	2003	2002	2002	2001(1)	2000	1999	1998
	(unaudited)
	(in millions)
Balance Sheet Data
Invested assets	$1,372.3	$1,176.2	$1,181.3	$1,153.2	$1,085.5	$1,175.9	$1,372.8
Total assets	2,454.1	1,910.7	2,208.9	1,863.2	1,568.3	1,625.1	1,823.0
Reserves for losses and loss adjustment expense, net of recoverables	1,348.2	1,140.9	1,281.6	1,147.8	930.7	897.4	935.8
Shareholders’ equity	429.3	458.9	327.7	447.5	501.1	628.4	754.4

(1)	On August 23, 2001, we acquired all of the outstanding stock of Front Royal, Inc. Front Royal is a holding company for specialty insurance underwriters with particular expertise in excess and surplus lines and specialty lines (including workers’ compensation) for targeted types of businesses. We paid approximately $168 million in cash for Front Royal. Operating results from the Front Royal subsidiaries are included in our consolidated statement of income from the date of acquisition.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF RESULTS OF OPERATIONS  AND FINANCIAL CONDITION

The following discussion should be read in conjunction with our consolidated financial statements and related notes incorporated by reference herein. This discussion contains forward-looking statements that involve risks and uncertainties. Our actual results could differ materially from those anticipated in the forward-looking statements as a result of various factors described in this prospectus supplement and the accompanying prospectus and the documents incorporated herein.

Overview

We are a national provider of specialty commercial property and casualty insurance products designed to meet the specific needs of targeted insured groups. In 2001, we initiated a strategy to diversify our product line and expand geographically. For the year ended December 31, 2000, risk management (formerly known as specialty workers’ compensation) premiums accounted for approximately 78% of our gross written premiums. For the year ended December 31, 2002, risk management premiums had declined to approximately 32% of our gross written premiums, whereas excess and surplus lines and specialty commercial accounted for 41% and 21% of our gross written premiums, respectively. For the six months ended June 30, 2003, risk management premiums declined to approximately 26% of our gross written premiums, whereas excess and surplus lines and specialty commercial accounted for 49% and 19% of our gross written premiums, respectively.

Our business results also demonstrate our geographic expansion, with a reduction in the concentration of premiums written in California. For the year ended December 31, 2000, approximately 21% of our total direct written premiums were concentrated in California. For the year ended December 31, 2002, approximately 14% of our direct written premiums were concentrated in California. For the six months ended June 30, 2003, approximately 12% of our direct written premiums were concentrated in California.

Results of Operations

Six Months Ended June 30, 2003 Compared to Six Months Ended June 30, 2002

The following is a comparison of selected data from our operations:

	Six Months Ended June 30,
	2003	2002
	(in millions)
Gross written premiums	$373.5	$259.4

Earned premiums	$269.0	$168.6
Net investment income	26.8	27.1
Realized investment gains, net	63.7	14.0

Total revenue	$359.5	$209.7

Income before taxes	67.0	20.1
Provision for income taxes	13.7	6.5

Net income	$53.3	$13.6

Combined ratio	107.2%	112.2%

The increase in consolidated gross written premiums and earned premiums was primarily attributable to new business written during the six months ended June 30, 2003. For the six months ended June 30, 2003, gross written premiums related to new business were $217.0 million compared to $108.7 million for the same period in 2002. The increase in new business was primarily attributable to a renewal rights acquisition within the excess and surplus lines segment, which was effective in May 2002. Renewal gross written premiums were $167.7 million for the six months ended June 30, 2003, compared to $154.8 million for the six months ended June 30, 2002. The increase in renewal gross written premiums was primarily attributable to rate increases.

The decline in consolidated net investment income resulted from lower yields, which were partially offset by higher balances of invested assets due to positive cash flows. Consolidated invested assets totaled $1,372.3 million and $1,176.2 million at June 30, 2003 and 2002, respectively.

We manage our investment portfolio to minimize losses, both realized and unrealized. Realized investment gains for the six months ended June 30, 2003 included gains on sales of three real estate holdings. Total gains on sales of the real estate holdings were $57.6 million. Excluding the gains on the sale of real estate, we realized gains of $6.1 million on the investment portfolio for the six months ended June 30, 2003. Also included in realized investment gains as of June 30, 2003 were write downs of $3.8 million due to the recognition of other than temporary impairments of securities.

Our consolidated loss ratio was 70.2% for the six months ended June 30, 2003, compared to 73.7% for the six months ended June 30, 2002. The improvement in the loss ratio was primarily attributable to the effects of rate increases implemented over the past two years, which were partially offset by an increase to loss and loss adjustment expense reserves for balances due from reinsurers recorded during the second quarter of 2003 in the risk management segment, combined with loss development in one large construction account in the risk management segment recorded during the first quarter of 2003 (see discussion in “—Segment Results—Risk Management (formerly Specialty Workers’ Compensation)” below).

The consolidated expense ratios were 37.0% and 38.5% for the six months ended June 30, 2003 and 2002, respectively. The improvement in the expense ratio was due to increased premiums volumes and cost containment, which offset increases in underwriting expenses in the risk management segment (see discussion below).

The tax provision is the sum of the provision (benefit) on income before federal income taxes, change in the deferred tax asset valuation allowance, and state income tax expense. A deferred tax asset is recognized only to the extent there is expected taxable income resulting from future reversals of existing taxable temporary differences, changes in unrealized gains on our available for sale investment securities and a tax planning strategy related to the unrecorded gains on real estate we own. Future changes in the fair value of available for sale investment securities is subject to market fluctuation as is the impact on the related deferred tax valuation allowance and resulting income tax expense (benefit).

Segment Results

As of June 30, 2003, our operations included four continuing business segments: excess and surplus lines, risk management (formerly specialty workers’ compensation), specialty commercial and public entity. In evaluating the operating performance of our business segments, we focus on core underwriting and investing results before the consideration of realized gains or losses from the sales of investments. Realized investment gains (losses) are reported as a component of the corporate and other segment, as decisions regarding the acquisition and disposal of securities reside with our executive management and are not under the control of the individual business segments.

Excess and Surplus Lines.    The following table summarizes the excess and surplus lines results of operations for the six months ended June 30, 2003 and 2002.

	Six Months Ended June 30,
	2003	2002
	(in millions)
Gross written premiums	$184.1	$90.7

Earned premiums	$134.5	$59.6
Losses and loss adjustment expenses	82.2	37.6
Underwriting expense	41.0	20.6

Underwriting income	11.3	1.4
Interest income, net	7.5	4.9

Income before taxes	$18.8	$6.3

Combined ratio	91.6%	97.6%

The increase in gross written premiums and earned premiums for the six months ended June 30, 2003 was primarily the result of new business and rate increases. For the six months ended June 30, 2003, gross written premiums derived from new business increased $83.1 million to $140.0 million, primarily due to business written through the renewal rights acquisition of Fulcrum Insurance Company. Renewal gross written premiums increased $17.2 million to $55.4 million for the six months ended June 30, 2003. Rate increases were the primary driver for the increase in renewal premiums. This trend is a reflection of the current environment of the excess and surplus lines market, in that the current year premium has a similar risk profile to expiring policies, and is being written at higher rates. Partially offsetting these increases were cancellations and endorsements, which reduced gross written premiums by approximately $11.4 million for the six months ended June 30, 2003.

On March 31, 2003, Colony Insurance Group entered into a quota share reinsurance agreement with Houston Casualty Company, a subsidiary of HCC. Under the terms of this agreement, we cede 15.0% of the gross written premiums from the excess and surplus lines segment to Houston Casualty. Houston Casualty, in turn, assumes 15.0% of the losses from the excess and surplus lines segment. As of June 30, 2003, we ceded approximately $11.3 million of gross written premiums, $1.7 million of earned premiums and $1.0 million of losses and loss adjustment expenses. We receive a ceding commission to offset our acquisition costs related to these premiums. As of June 30, 2003, we earned a ceding commission of $0.3 million.

The excess and surplus lines segment’s loss ratio improved to 61.1% for the six months ended June 30, 2003, compared to 63.1% for the same period in 2002. The improvement is primarily attributable to the effects of rate increases realized over the past year. Loss reserves for the excess and surplus lines were $225.6 million as of June 30, 2003, compared to $147.9 million as of June 30, 2002.

The expense ratio for the six months ended June 30, 2003 was 30.5% compared to 34.5% for the same period in 2002. Increases in variable expenses were offset by economies of scale resulting from the increase in gross written premiums related to fixed expenses.

Increases in net investment income resulted from an increase in invested assets due to positive cash flows over the past twelve months, combined with a capital contribution from Argonaut Insurance Company of $12.0 million. Net invested assets increased to $443.9 million as of June 30, 2003, compared to $251.1 million as of June 30, 2002.

Risk Management (formerly Specialty Workers’ Compensation).    The following table summarizes the results of operations for the risk management segment for the six months ended June 30, 2003 and 2002.

	Six Months Ended June 30,
	2003	2002
	(in millions)
Gross written premiums	$96.7	$98.8

Earned premiums	$64.1	$54.6
Losses and loss adjustment expenses	58.0	48.4
Underwriting expense	36.7	24.9

Underwriting loss	(30.6)	(18.7)
Interest income, net	13.9	16.6

Loss before taxes	$(16.7)	$(2.1)

Combined ratio	147.8%	134.7%

The decrease in gross written premiums for the six months ended June 30, 2003 as compared to the same period in 2002 was primarily the result of a decline in renewal premiums due to the restructuring in this segment discussed below. For the six months ended June 30, 2003, renewal premiums were $49.8 million, compared to $66.4 million for the same period in 2002. Premiums related to new business were $46.9 million for the six months ended June 30, 2003 compared to $33.4 million for the same period in 2002.

In March 2003, Argonaut Insurance Company began to restructure its operations to concentrate on casualty risk management solutions for upper-middle market accounts where the insured is willing and able to assume a significant portion of the risk. As part of this restructuring, we discontinued underwriting construction wrap-up accounts. We also discontinued underwriting smaller accounts that do not meet our client profile. With the elimination of non-strategic products, Argonaut Insurance Company has reduced its workforce by 63 employees as of June 30, 2003, and anticipates the reduction of an additional eight employees over the remainder of the year. Severance costs of $0.9 million and outplacement and relocation costs of $0.3 million have been recognized as of June 30, 2003. Additionally, we closed three offices at a total cost of $0.3 million. Any additional costs associated with the restructuring will be expensed as incurred.

We, through our subsidiary Argonaut Insurance Company, have entered into an agreement with Kemper Insurance Company to purchase the renewal rights of certain upper-middle market accounts on which we are now concentrating. Under the terms of the agreement, we have the right to acquire the assets and liabilities of certain policies originally underwritten by Kemper. We have the option to assume all losses and receive any unearned premiums, less commissions, on accounts we select. We have sole discretion as to which accounts we will acquire, and are guaranteed at least one renewal of the policy. We acquired these policies during the three month period ended June 30, 2003. All unearned premiums acquired are being recognized as income ratably over the remaining life of the policy. Premiums written under the renewal rights agreement signed with Kemper in the spring of 2003 represent $6.6 million of the $46.9 million of new business.

Effective January 1, 2003, Argonaut Insurance Company entered into a quota share reinsurance agreement with HCC. Under the terms of the agreement, we will assume 3.3% of the losses under HCC’s USA Directors and Officers Liability program. Additionally, we will assume 5.0% of the losses under HCC’s International Directors and Officers Liability program. HCC will cede 3.3% and 5.0% of gross written premiums under each respective program to us. For the six months ending June 30, 2003, gross written premiums recorded under this program totaled $5.8 million. We will pay to HCC ceding and other commissions to offset costs related to these premiums. For the six months ended June 30, 2003, we expensed ceding and other commissions of $0.5 million.

We assumed $8.9 million of gross written premiums from involuntary pools for the first six months of 2003, as compared to $1.8 million for the same period in 2002. The increase in the assumption of pool premium and related pool operating results was a function of an increase in the amount of premium being placed with involuntary pools, as well as an increase in our pool percentage participation in certain states in which we write premiums.

Earned premiums for the six months ended June 30, 2003 were $9.5 million greater than the same period in 2002. This six month increase was attributable to the following factors: (a) earning of higher unearned premium on directly written voluntary in force business during the period produced $3.1 million of additional net earned premium as compared to the same period in 2002; (b) the assumption of directors and officers liability insurance business underwritten by HCC accounted for $1.5 million of increased earned premium; and (c) the involuntary pool assumption added $4.9 million to net earned premium as compared to the same period in 2002. The increase in the assumption of pool premium and related pool operating results was a function of an increase in the amount of premium being placed with involuntary pools, as well as an increase in our pool percentage participation in certain states in which we write premiums.

Losses and loss adjustment expenses for the six months ended June 30, 2003 resulted in a loss ratio of 90.6%, compared to 88.9% for the same period in 2002. There was $10.0 million of adverse loss development for the six months ended June 30, 2003, which consisted of a $5.0 million increase to loss and loss adjustment expense reserves for balances due from reinsurers and $5.0 million of adverse development on prior accident years. The adverse loss development was primarily attributable to one construction account that was not renewed in January 2003. Additional adverse development may occur, but management is unable to determine the amount, if any, of additional possible loss. Loss reserves totaled $644.4 million and $604.6 million as of June 30, 2003 and 2002, respectively.

The expense ratios were 57.2% and 45.8% for the six months ended June 30, 2003 and 2002, respectively. The increase in the expense ratio was due primarily to $1.5 million in restructuring charges for the six month period, combined with an increase in acquisition costs of approximately $7.7 million. Acquisition costs were not deferred in 2001 but were deferred for business written in 2002, which resulted in a decrease in underwriting expense for the six months ended June 30, 2002 as compared to the six months ended June 30, 2003.

Specialty Commercial.    The following table summarizes the specialty commercial results of operations for the six months ended June 30, 2003 and 2002.

	Six Months Ended June 30,
	2003	2002
	(in millions)
Gross written premiums	$70.0	$59.7

Earned premiums	$58.3	$50.7
Losses and loss adjustment expenses	42.1	35.5
Underwriting expense	17.4	15.7

Underwriting loss	(1.2)	(0.5)
Interest income, net	4.7	5.0

Income before taxes	$3.5	$4.5

Combined ratio	102.1%	101.0%

The increase in gross written premiums and earned premiums was primarily attributable to rate increases and new business. Renewal premiums for the six months ended June 30, 2003 were $53.5 million compared to $46.1 million for the same period in 2002. The increase in renewal premiums was primarily due to average rate increases of approximately 8.0%. Premiums related to new business were $16.3 million for the six months ended June 30, 2003, compared to $13.6 million for the same period in 2002.

The specialty commercial segment’s loss ratio was 72.4% for the six months ended June 30, 2003, compared to 70.1% for the same period in 2002. During the six month period ended June 30, 2003, the specialty commercial segment incurred approximately $1.9 million in catastrophe losses related to the May 2003 storms in the South and Midwest. Additionally, five large liability losses were reported during this period, resulting in approximately $1.0 million in losses. The specialty commercial segment’s loss reserves were $174.6 million and $164.6 million as of June 30, 2003 and 2002, respectively.

The expense ratio for the specialty commercial segment was 29.7% for the six months ended June 30, 2003, compared to 30.9% for the same period in 2002. The continued improvement in the expense ratio was primarily the result of increased premium volumes and cost containment.

The changes in investment income for the six months ended June 30, 2003, as compared to the same period in 2002, were primarily the result of lower investment yields partially offset by an increase in invested assets due to positive cash flows. Invested assets were $242.6 million as of June 30, 2003, compared to $232.8 million as of June 30, 2002.

Public Entity.    The following table summarizes the results of operations for the public entity segment for the six months ended June 30, 2003 and 2002.

	Six Months Ended June 30,
	2003	2002
	(in millions)
Gross written premiums	$22.7	$10.2

Earned premiums	$12.1	$3.7
Losses and loss adjustment expenses	8.0	2.6
Underwriting expense	3.8	1.5

Underwriting income (loss)	0.3	(0.4)
Interest income, net	0.3	0.3

Income (loss) before taxes	$0.6	$(0.1)

Combined ratio	98.0%	111.0%

The increase in gross written premiums and earned premiums was primarily the result of new business written in 2003. For the six months ended June 30, 2003, the public entity segment’s new business was approximately $13.7 million. For the six months ended June 30, 2003, gross written premiums on renewal business were $8.9 million, of which $0.7 million was due to rate increases. Premium volume for the public entity sector tends to be seasonal, with the bulk of premiums being written in the period from July through October, which tends to correspond with a typical insured’s fiscal year end.

Losses and loss adjustment expenses for the six months ended June 30, 2003 resulted in a loss ratio of 65.1%, compared to 70.5% for the same period in 2002. The decrease in the loss ratio was attributable to increased rates. Loss reserves for the public entity segment were $17.8 million and $6.3 million as of June, 2003 and 2002, respectively.

The expense ratio for the six months ended June 30, 2003 was 32.9%, compared to 40.5% for the same period in 2002. The decrease in the expense ratio primarily resulted from efficiencies gained from increased premium volume.

Run-off Lines.    We have discontinued active underwriting of certain lines of business. We are still obligated to pay losses incurred on these lines, which include general liability, asbestos and environmental liabilities and medical malpractice policies written in past years. The lines currently in run-off are characterized by long elapsed periods between the occurrence of a claim and any ultimate payment to resolve the claim. We utilize a specialized staff dedicated to administer and settle these claims. Loss reserves for the run-off lines were as follows:

	As of June 30, 2003		As of June 30, 2002
	Gross	Net	Gross	Net
	(in millions)
Environmental and asbestos: Loss reserves, beginning of the period	$236.5	$178.3	$168.2	$130.7
Incurred losses	(0.7)	0.8	3.6	3.2
Losses paid	5.3	6.1	14.9	7.7

Loss reserves—environmental and asbestos, end of the period	230.5	173.0	156.9	126.2
Other run-off lines	55.4	43.0	60.6	48.4
Net reserves ceded—retroactive reinsurance contract	—	(40.0)	—	—

Total reserves—run-off lines	$285.9	$176.0	$217.5	$174.6

We regularly monitor the activity of claims within the run-off lines, particularly those claims related to asbestos and environmental liabilities. For the six months ended June 30, 2003, the run-off lines did not experience adverse loss development. We expect to complete our annual review of our reserves prior to the end of 2003. See “—Reinsurance” below.

Goodwill

We reviewed goodwill of approximately $27.1 million allocated to the risk management segment, due to the restructuring of Argonaut Insurance Company combined with the sale of real estate holdings during the three months ended March 31, 2003. No impairment of the goodwill balances was indicated. However, continued operating losses within the risk management segment could result in an impairment of the goodwill assigned to this reporting unit, resulting in a write down of the goodwill in future periods. We will conduct our annual review of goodwill impairment prior to the end of 2003.

Reinsurance

Certain of our reinsurance carriers have experienced deteriorating financial conditions or have been downgraded by rating agencies. Amounts due from such reinsurers on paid loss recoverables and case reserves totaled $25.8 million as of June 30, 2003. Amounts due from such reinsurers on incurred but not reported claims totaled $27.1 million as of June 30, 2003. Through the date of this prospectus supplement, the reinsurers have not defaulted on their obligations to pay claims due to us. Included in the aforementioned reinsurance balances recoverable is approximately $44.5 million due from insurance subsidiaries of Trenwick Group Ltd., which announced in August 2003 its intent to restructure its operations under the U.S. Bankruptcy Code. The balances are due from regulated insurance subsidiaries, which have not filed for bankruptcy protection, not the parent corporation Trenwick Group Ltd.

At present, we carry a reserve of $20.7 million as an estimate of the amount of uncollectable reinsurance. We will continue to monitor the collectibility of reinsurance balances recoverable and adjust this reserve as appropriate. It is possible that future financial deterioration of reinsurers could result in the uncollectibility of additional balances and therefore impact our financial results.

In the third quarter of 2003, we completed an analysis of the recoverability of losses and loss adjustment expense reserves related to asbestos and environmental claims for our run-off lines. This analysis resulted in a decrease to ceded loss and loss adjustment expense reserves, and a corresponding increase to net loss and loss adjustment expense reserves and a related expense of $10.2 million. The analysis and reserve changes are for policies primarily written from 1970 to the mid-1980s, at which point we generally began excluding asbestos coverage from our insurance contracts. During the third quarter of 2002, we identified claims associated with certain general liability policies issued through one office from 1985 to the early 1990s which did not exclude absolute asbestos coverage.

During 2003, we revised our analysis that projects anticipated future ceded reinsurance recoveries relative to our existing claims and incurred but not reported claims. The analysis relied on identification of reinsurance contracts that we purchased at the time the policies were in force. These reinsurance contracts provide coverage for specific policy contracts for which we have claims exposure. Previously, we utilized historical relationships of ceded losses to gross losses to estimate expected future ceded losses. The current estimation approach incorporates more of the specific characteristics of the existing and expected claims, and related policies and reinsurance contracts, and, therefore, we believe it provides a more refined and better estimate of expected future ceded loss recoveries. Our current analysis of gross run-off lines loss and loss adjustment reserves indicates that the carried reserves are adequate and virtually unchanged from December 31, 2002.

Liquidity and Capital Resources

Our principal operating cash flow sources are premiums and investment income. The primary operating cash outflows are claim payments and operating expenses. The nature of insurance is that cash collected on premiums written is invested, interest and dividends are earned thereon, and loss and settlement expenses are paid out over a period of years. This period of time varies by line of business and by the circumstances surrounding each claim. A substantial portion of our loss and loss expenses are paid out over more than one year. Additional cash outflow occurs through payments of underwriting and acquisition costs such as commissions, taxes, payrolls and general overhead expenses.

For the six months ended June 30, 2003, net cash provided by operating activities was $74.2 million, compared to $11.6 million for the same period in 2002. The increase in cash inflows was primarily attributable to improved underwriting results. As of June 30, 2003, we also held marketable investment securities of approximately $1,372.3 million that could be sold for potential liquidity needs.

We invest excess cash in a variety of investment securities. As of June 30, 2003, our investment portfolio consisted of 74% fixed maturities, 18% equities and 8% other, compared to 68% fixed maturities, 28% equities and 4% other for the same period in 2002. We classify our investment portfolio as available for sale; therefore, all investments are reported at fair market value, with unrealized gains and losses being reported as a component of shareholders’ equity. As of June 30, 2003, $29.8 million of our invested assets was comprised of an investment in 471,200 shares of Curtiss-Wright Corporation common stock. During the third quarter of 2003, we sold approximately 445,900 shares of that investment and realized pre-tax gains of approximately $25.1 million. Additionally, during the third quarter of 2003, we reduced our investment in other equity securities by approximately $56.9 million and realized pre-tax gains on such sales of approximately $22.2 million.

Our insurance subsidiaries require liquidity and adequate capital to meet ongoing obligations to policyholders and claimants, and to cover operating expenses. During the six months ended June 30, 2003 and the three years ended December 31, 2002, our liquidity generated from operations and investment income was sufficient to meet our obligations. Adequate levels of liquidity and surplus are maintained to manage the risks inherent with any differences between the duration of our liabilities and invested assets. We believe we maintain sufficient liquidity to pay claims and expenses, as well as unforeseen events such as reinsurer insolvencies, inadequate premium rates, or reserve deficiencies.

We maintain a comprehensive reinsurance program at levels that management considers adequate to diversify risk and safeguard our financial position. Across all sectors, reinsurance rates have substantially increased. The additional reinsurance costs of our program, to the extent not passed on to customers through increased rates, may have a negative impact on our liquidity.

We entered into a retroactive adverse loss development reinsurance agreement on December 31, 2002 to initially cede $125.0 million of carried reserves for the workers’ compensation, commercial multiple peril, general liability and asbestos, environmental and other latent losses lines of business. At December 31, 2002, $118.5 million had been recorded as reinsurance funds withheld and $6.5 as ceded reinsurance payable, which was paid during the first quarter of 2003.

The agreement provides up to $119.0 million of future adverse development, if any, on workers’ compensation, commercial multiple peril, general liability and asbestos, environmental and other latent losses. The cessions for adverse development are calculated on a tiered structure and subject to certain limitations. We have the option to commute the reinsurance agreement at any time if the funds withheld balance is positive. The reinsurance agreement is effective for reserves as of December 31, 2002, with the exception of reserves for asbestos, environmental, and other latent losses which are effective as of September 30, 2002.

A trust has also been established to secure payments owed to us from the reinsurer. We are the sole beneficiary of this trust. Securities of approximately $84.0 million were transferred to the trust as of December 31, 2002, and securities of approximately $16.0 million were transferred to the trust in February 2003 to secure such payments.

Concerns over terrorist activity have both curtailed the availability of reinsurance for terrorism related risks and increased the cost of obtaining such reinsurance where it is still available. The effect of this industry-wide phenomenon on our insurance subsidiaries varies by line of business, but reinsurance coverage for terrorist acts involving nuclear, biological and chemical agents is no longer available or is cost prohibitive in some instances, thus preventing ceding of these risks through reinsurance. Our insurance subsidiaries have reviewed their accounts for potential exposure to these risks as well as other risks in order to make appropriate decisions on policy exclusions, pricing and renewals, although laws in many states (and particularly those relating to workers’ compensation insurance) place limits on the ability of insurers to effectively address these risks by contract.

In addition to our investment portfolio, as of December 31, 2002, our subsidiaries owned real property for use as home office facilities for Argonaut Insurance Company and Argonaut Great Central, as well as three commercial properties in California. These real properties were included in “Other Assets” valued at $3.9 million, which is their original cost less accumulated depreciation, on our consolidated balance sheet as of December 31, 2002. On March 31, 2003, one of our subsidiaries, AGI Properties, Inc., sold certain of these parcels of land for $64.0 million.

Various state insurance laws restrict the amount that may be transferred to us from our subsidiaries in the form of dividends without the prior approval of regulatory authorities. In addition, that portion of our net equity which results from the difference between statutory insurance accounting practices and generally accepted accounting principles would not be available for dividends. During 2002, dividends of $11.5 million were paid to us by Argonaut Insurance Company. Argonaut Insurance Company is our immediate subsidiary and is subject to regulation under the California Insurance Code. Under California insurance regulations, Argonaut Insurance Company may pay dividends to us in 2003 of up to $25.8 million. Based on Argonaut Insurance Company’s risk-based capital, or RBC, ratio at December 31, 2002, the California Department of Insurance may require us to seek its approval prior to paying any dividends. In addition, through December 31, 2003, Colony may not pay dividends to Argonaut Insurance Company without the prior approval of the Virginia Department of Insurance.

The quarterly dividend declared and paid to shareholders for 2002 was $0.15 per common share, for a total of $0.45 per share. During the first quarter of 2003, our board of directors suspended the payment of shareholder dividends to preserve capital to support the growth of our business. In addition, the terms of the Series A Mandatory Convertible Preferred Stock, discussed below, prohibit us from paying dividends on our common stock prior to April 2005.

As of December 31, 2002, we had repurchased and retired approximately 7.9 million shares of our common stock out of a total 10.0 million shares authorized for repurchase. No common stock has been repurchased and retired during 2003.

The insurance subsidiaries must maintain certain levels of policyholders’ surplus to support premium writings. Guidelines of the National Association of Insurance Commissioners suggest that a property and casualty insurer’s ratio of annual statutory net premium written to policyholders’ surplus should not exceed 3-to-1. The ratio of combined annual statutory net premium written by our insurance subsidiaries to their combined policyholders’ surplus was 2.3-to-1 as of December 31, 2002. Current levels of policyholders’ surplus are adequate to support current premium writings, based on this standard. We are currently monitoring premium and statutory surplus levels of the insurance subsidiaries to ensure that the subsidiaries maintain adequate premiums to surplus ratio. Failure of any insurance subsidiary to maintain adequate levels of policyholders’ surplus could negatively impact the subsidiary’s ability to write additional premiums.

In addition, our insurance subsidiaries are subject to RBC requirements promulgated by the National Association of Insurance Commissioners under The Insurers Model Act. RBC is designed to measure the adequacy of capital for an insurance company based on the inherent specific risks of each insurer, including asset risks, insurance risks, interest rate risks and other relevant risks with respect to an individual company’s business. RBC is calculated on an annual basis, in conjunction with statutory financial filings with the departments of insurance in which we transact business. Insurers failing to meet this benchmark level may be subject to scrutiny by the insurer’s domiciliary insurance department, which may potentially result in rehabilitation or liquidation.

At December 31, 2002, Argonaut Insurance Company requested from the California Department of Insurance permission to record a parcel of its real estate at its agreed upon sales price. This is characterized as a “permitted practice” under statutory accounting principles. The California Department of Insurance granted Argonaut Insurance Company the permitted practice. During the first quarter of 2003, this parcel of real estate was sold as anticipated. Without this permitted practice, Argonaut Insurance Company would have been within the Regulatory Action Level at December 31, 2002. With the permitted practice, Argonaut Insurance Company was within the Company Action Level as of December 31, 2002. At this level, Argonaut Insurance Company was required to submit a comprehensive plan of action to the California Department of Insurance detailing the steps it is taking to raise its RBC ratio above the minimum specified by statute. Pursuant to these requirements, on April 8, 2003, Argonaut Insurance Company submitted to the California Department of Insurance a comprehensive plan of action. The plan included the following:

•	An analysis of the conditions that contributed to Argonaut Insurance Company’s RBC condition;

•	Strategies to increase Argonaut Insurance Company’s RBC;

•	Projections of Argonaut Insurance Company’s financial results, such as operating income, net income, capital and surplus, with and without proposed corrective actions; and

•	Key assumptions underlying the projections and their related sensitivity.

The following factors contributed to the deterioration of our RBC ratio during the year ended December 31, 2002:

•	Reserve increases for asbestos and environmental liabilities;

•	Declines in the fair value of the equity portfolio;

•	High rate of growth in gross written premiums; and

•	Losses in the risk management segment.

Argonaut Insurance Company’s plan to increase RBC included:

•	Reducing its exposure to the equity markets;

•	Selling certain real estate holdings that will result in realized gains and therefore increase surplus;

•	Scaling back operations of the less profitable business segments; and

•	Pursuing capital raising avenues.

Our actual results for 2003 have differed from the plan submitted to the California Department of Insurance. Therefore, Argonaut Insurance Company’s RBC could fall within the Company Action Level as of December 31, 2003, and therefore subject Argonaut Insurance Company to increasing levels of regulatory actions. Additionally, a decline of the statutory surplus may limit the growth opportunities of the insurance companies and may result in the downgrading of the insurance subsidiaries by the national rating agencies, potentially negatively impacting our ability to write new business and retain existing insureds.

During the six months ended June 30, 2003, we contributed $53.4 million in capital to Argonaut Insurance Company. The capital contributed to Argonaut Insurance Company during the six months ended June 30, 2003, if contributed prior to December 31, 2002, would have increased its RBC over the Company Action Level. It is our expectation that, absent a material change to our financial results, profits generated during 2003 and/or other capital raising initiatives, including this offering, will be sufficient to maintain Argonaut Insurance Company’s RBC ratio above the Company Action Level at December 31, 2003.

Each of our insurance subsidiaries is currently undergoing a triennial examination by the insurance regulator of the state in which it is domiciled. We have not been notified of any proposed adjustments to our statutory capital. No assurances can be given, however, that the triennial review will not result in material changes to our statutory capital.

On March 20, 2003, a subsidiary of Argonaut Insurance Company, AGI Properties, Inc., sold a parcel of real estate in Torrance, California for approximately $24.0 million. AGI Properties received $4.5 million in cash and received a note payable for the remainder. The note is due November 30, 2004 and bears interest at 3.5% annually. The sale of this property resulted in a realized gain of approximately $20.0 million which was included in Argonaut Insurance Company’s statutory surplus and RBC as of December 31, 2002 as a permitted practice authorized by the California Department of Insurance.

On March 31, 2003, AGI Properties, Inc. sold certain parcels of real estate for $40.0 million. AGI Properties, Inc. received $8.0 million in cash and received notes payable for the remaining $32.0 million. The notes pay interest at LIBOR plus 400 basis points, are capped at 6.0% and are payable September 30, 2004. The result of the sales of certain real estate and the related realized gains increased Argonaut Insurance Company’s statutory surplus by approximately $32.0 million and correspondingly increased Argonaut Insurance Company’s RBC during the first quarter of 2003.

On March 31, 2003, we sold approximately 2.4 million shares of Series A Mandatory Convertible Preferred Stock. The preferred shares were sold through a private placement to affiliates of HCC Insurance Holdings, Inc. We received gross proceeds of $29.4 million as a result of this sale. The proceeds were contributed to Argonaut Insurance Company to increase its statutory surplus and RBC. The preferred shares are convertible into common stock at the option of the holder at an initial conversion price of $12.00. The conversion price is subject to anti-dilution adjustments, including for issuances by us of shares of our common stock or securities convertible into shares of our common stock at a price below the then applicable conversion price of the Series A preferred stock. Any outstanding preferred shares will automatically convert into common shares on the tenth anniversary of the issuance. The preferred shares will initially pay a 7.0% dividend on a quarterly basis. The dividend rate is subject to certain adjustments based upon our A.M. Best rating and RBC level. The holders of the preferred shares will be entitled to vote on an as-converted basis on all matters submitted for the vote of our common shareholders. Additionally, under the terms of the private placement, we have agreed not to pay dividends on our common stock prior to April 2005.

On March 31, 2003, we borrowed $18.0 million from HCC Insurance Holdings, Inc. and contributed $12.0 million of the borrowing to Argonaut Insurance Company. The note payable is due March 31, 2006, bears interest at 12.0% annually and is prepayable at our option at anytime. The note contains certain covenants, one of which requires repayment should we enter into other debt agreements or issue additional shares of Series A Mandatory Convertible Preferred Stock. In April 2003, we received proceeds of $6.0 million from the sale of Series A Mandatory Convertible Preferred Stock to another investor. We used the proceeds from this sale to repay a portion of this note. HCC has agreed, concurrent with the closing of this offering, to purchase from us in a private placement 533,173 shares of common stock at a price equal to $14.931 per share, the proceeds of which we will use to repay approximately $7.9 million of the aggregate principal amount of the note payable and pay accrued interest on that portion of the note.

On May 15, 2003, Argonaut Group Statutory Trust, a Connecticut statutory trust and our wholly-owned subsidiary, sold 15,000 Floating Rate Capital Securities (liquidation amount $1,000 per Capital Security) to  I-Preferred Term Securities II, Ltd. in a private sale for $15.0 million. The Trust used the proceeds from this sale, together with the proceeds from its sale of Common Securities to us, to buy a series of Floating Rate Junior Subordinated Deferrable Interest Debentures due 2033 from us. The Debentures have the same payment terms as the Capital Securities.

The interest rate on the Debentures and the Capital Securities is equal to 3-Month LIBOR plus 4.1% (not to exceed 12.5%), which rate is reset quarterly. The Debentures are unsecured and subordinated in right of payment to all of our future senior indebtedness. Beginning in May 2008, we will have the right to redeem the Debentures, in whole or in part, at a price equal to 100.0% of the principal amount of the Debentures, plus accrued and unpaid interest to the date of redemption. We also have the right to redeem all of the Debentures before May 2008 upon the happening of specified events at a price equal to 107.5% of the principal amount of the Debentures, plus accrued and unpaid interest to the date of redemption.

On May 7, 2003, we received a waiver from HCC of the requirement to use the proceeds from the issuance of the Debentures to repay the HCC note described above. We used $12.0 million of the net proceeds from the sale of the Debentures to increase the statutory capital of our insurance company subsidiaries.

Pension Plans

The determination of pension plan expense and the requirements for funding our pension plans are based on a number of actuarial assumptions. Management’s selection of plan assumptions, primarily the discount rate used to calculate the projected benefit obligation and the expected long-term rate of return on plan assets, can have a significant impact on the resulting estimated projected benefit obligation and pension cost, and thus on the consolidated results of operations. Such plan assumptions are determined annually, subject to revision if significant events occur during the year.

The pension plan measurement date for purposes of our consolidated financial statements is December 31. The market-related value of plan assets is determined based on their fair value at the measurement date. The projected benefit obligation is determined based on the present value of projected benefit distributions at an assumed discount rate. The discount rate used reflects the rate at which management believes the pension plan obligations could be effectively settled at the measurement date, as though the pension benefits of all plan participants were determined as of that date. At December 31, 2002, we modified certain assumptions surrounding our pension plans. Specifically, we reduced our assumptions on discount rate from 7.5% to 6.75% and expected rate of increase in future compensation levels from 4.5% to 4.0%. The expected rate of return on plan assets remained unchanged at 6.0%.

Our current investment strategy is to invest in callable U.S. Agency securities and minimize exposure to the equity market. Management believes this strategy will result in above average short term yields while protecting the portfolio from rising interest rates. As of December 31, 2002, the investment mix of the pension portfolio was 92% U.S. Government agencies, 6% short term investments, and 2% preferred stock. The cost basis of the investment portfolio was $36.8 million as of December 31, 2002. Fair market value of the investment portfolio as of December 31, 2002 was $36.0 million and included net unrealized losses of $0.8 million.

Total pension expense for the year ended December 31, 2002 was approximately $1.0 million. As of December 31, 2002, we had a prepaid pension asset of approximately $4.1 million. The estimated pension liability as of December 31, 2002 was $34.7 million (vested and non-vested participants). Based on the current funding status of the pension plan, the expected changes in pension plan asset values and pension obligations in 2003, we do not believe any significant funding of the pension plans will be required during the year ended December 31, 2003.

Related Party Transactions

Fayez Sarofim & Co. manages a portion of our investment portfolio, for which we pay an investment advisory fee. Fayez Sarofim & Co. is wholly owned by Sarofim Group, Inc., of which Fayez Sarofim, a member of our board of directors, is the majority shareholder. Total fees for services paid to Fayez Sarofim & Co. were approximately $0.2 million for the six months ended June 30, 2003. We believe that this agreement has been entered into on terms no less favorable than could have been negotiated with non-affiliated third parties.

We make payments to a subsidiary of HCC pursuant to a quota share reinsurance agreement in which we cede a portion of the gross written premiums from our excess and surplus lines segment in exchange for the HCC subsidiary assuming a portion of the losses in this segment. See “—Segment Results—Excess and Surplus Lines.” We receive payments from HCC pursuant to a quota share reinsurance agreement in which HCC cedes a portion of gross written premiums from its USA Directors and Officers Liability program and its International Directors and Officers Liability program in exchange for us assuming a portion of losses under these programs. See “—Segment Results—Risk Management (formerly Specialty Workers’ Compensation).” In addition, we make quarterly interest payments to HCC on our outstanding $12.0 million note payable. See “—Liquidity and Capital Resources.”

On March 12, 2003, we entered into a reinsurance consulting agreement with Rattner Mackenzie (Bermuda) Ltd., a wholly owned subsidiary of HCC, pursuant to which Rattner Mackenzie provides reinsurance consulting advice to our insurance subsidiaries for an annual fee of $250,000. The agreement expires on March 31, 2007. During 2003, we also paid Rattner Mackenzie a brokerage fee of $58,470 for its services in placing a property-catastrophe reinsurance agreement.

Other

We do not have any off-balance sheet arrangements or financing activities with special-purpose entities.

Recent Accounting Pronouncements

The discussion of the adoption and pending adoption of recently issued accounting policies is included in “Note 1—Business and Significant Accounting Policies” in the Notes to the Consolidated Financial Statements, incorporated by reference in this prospectus supplement.

Critical Accounting Policies

Reserves for Losses and Loss Adjustment Expenses.    We establish reserves for the estimated total unpaid costs of losses and loss adjustment expense (“LAE”), which cover events that occurred in June 2003 and prior. These reserves reflect the best estimates of the total cost of claims that have been reported, but not yet paid. The process of establishing loss reserves is complex and imprecise as it reflects significant judgmental factors, such as past loss experience, current claim trends and the prevailing social, economic and legal environments. Reserves are established for claims that have been incurred but have not been reported based on actuarial estimates.

We utilize a variety of actuarial techniques and methods to determine the ultimate losses and loss adjustment expenses. Methods used include paid loss development method, incurred loss development method,

Bornhuetter-Ferguson method, loss ratio method, report year method and claim count development method. The combination of the methods produces a point estimate for each line of business, which we book as management’s best estimates given the available facts at that point in time. Each business segment is analyzed individually. We use internal data in the analysis, however, industry data is used where credibility of internal data is low and in the development of tail factors. We analyze loss reserves on a monthly basis. An independent actuary reviews the specialty workers’ compensation reserves on a quarterly basis. A study of reserves by our consulting actuary for the run-off lines is conducted annually using additional actuarial methods.

Inconsistent judicial decisions and legislative actions continue to broaden liability and scope of policy coverage and to increase the severity of claim payments. As a result, the uncertainties inherent in estimating the ultimate claim costs on the basis of past claims costs have been heightened, further complicating the already complex loss reserving process. Final claim payments, however, may differ from the established reserves, particularly when these payments may not occur for several years. Any adjustments to reserves are reflected in the results for the year during which the adjustments are made.

In addition to the previously described general uncertainties encountered in estimating reserves, there are significant additional uncertainties in estimating the amount of our potential losses from asbestos and environmental claims. Reserves for asbestos and environmental claims cannot be estimated with traditional loss reserving techniques that rely on historical accident year development factors due to the uncertainties surrounding these types of claims. Among the uncertainties impacting the estimation of such losses are:  (1) potentially long waiting periods between exposure and emergence of any bodily injury or property damage; (2) difficulty in identifying sources of environmental or asbestos contamination; (3) difficulty in properly allocating responsibility and/or liability for environmental or asbestos damage; (4) changes in underlying laws and judicial interpretation of those laws; (5) potential for an environmental or asbestos claim to involve many insurance providers over many policy periods; (6) long reporting delays from insureds to insurance companies; (7) historical data concerning asbestos and environmental losses, which is more limited than historical information on other types of claims; (8) questions concerning interpretation and application of insurance coverage; and (9) uncertainty regarding the number and identity of insureds with potential asbestos or environmental exposure. Case reserves and expense reserves for costs of related litigation have been established where sufficient information has been developed. Additionally, incurred but not reported reserves have been established to cover additional exposure on known and unknown claims.

We currently underwrite environmental and pollution coverages on a limited number of policies and underground storage tanks. We establish reserves to the extent that, in the judgment of management, the facts and prevailing law reflect an exposure for us or our ceding company not dissimilar to those results the industry has experienced with regard to asbestos and environmental related claims. Due to the uncertainties discussed above, the ultimate losses may vary materially from current loss reserves and could have a material adverse effect on our future financial condition, results of operations and cash flows.

Through our subsidiary, Rockwood, we have exposure to claims for black lung disease. Those diagnosed with black lung disease are eligible to receive workers’ compensation benefits from various federal and state programs. These programs are continually being reviewed by the governing bodies and may be revised without notice in such a way as to increase the level of our exposure. Reserves for losses are maintained for these exposures and, in management’s opinion, adequately cover our risk.

Management believes that the aggregate loss reserves at June 30, 2003 were adequate to cover claims for losses that have occurred, including both known claims and claims yet to be reported. In establishing these reserves, management considers facts currently known and the present judicial and legislative environment. However, given the expansion of coverage and liability by the courts and the legislatures in the recent past and the possibility of similar interpretations in the future, particularly with regard to asbestos and environmental claims, additional loss reserves may develop in future periods. These potential increases cannot be reasonably estimated at the present time. Any increases could have an adverse impact on future operating results, liquidity, risk-based capital ratios and the ratings assigned to the insurance subsidiaries by the nationally recognized insurance rating agencies.

Investments.    Our investment portfolio is classified as available-for-sale. Accordingly, we carry the investment portfolio on our balance sheet at estimated fair value. We measure the fair value of the investments based upon quoted market prices. Unrealized appreciation or depreciation of investments carried at market value is excluded from net income and credited or charged, net of applicable deferred income taxes, directly to a separate component of shareholders’ equity. The change in unrealized appreciation or depreciation during the year is reported as a component of other comprehensive income (loss).

We evaluate our investment portfolio for impairments to individual securities which are deemed to be other than temporary. We evaluate each individual security based on a variety of factors, such as trends in the market price, degree to which market price is below cost, the length of time the security has been trading below cost, changes in dividend and interest payment pattern and our ability to hold the security to allow for recovery. For those securities where our acquisition cost is greater than fair market value, we discuss such securities internally or with our investment advisor. If we determine a decline in value is other than temporary, the cost basis of the security is written down to its fair value with the amount of the write down included in earnings as a realized loss in the period the impairment was identified. During the six months ended June 30, 2003, realized investment gains for the equity portfolio were reduced $3.8 million due to the recognition of other than temporary impairment on certain securities (pre-tax). During the year ended December 31, 2002, realized investment gains for the equity and bond portfolios were reduced $4.0 million and $0.9 million, respectively, due to the recognition of other than temporary impairment on certain securities (pre-tax).

We regularly monitor our investment portfolio for securities which have suffered an impairment which is deemed to be other than temporary. Of those securities whose acquisition cost exceeded fair market value at  June 30, 2003, approximately $2.0 million (pre-tax) are at risk of being written down during the next twelve months.

Deferred Acquisition Costs.    Policy acquisition costs, which include commissions, premium taxes, fees  and certain other costs of underwriting policies, are deferred and amortized over the same period in which the related premiums are earned. Deferred acquisition costs are limited to the estimated amounts recoverable after providing for losses and expenses that are expected to be incurred, based upon historical and current experience. Anticipated investment income is considered in determining whether a premium deficiency exists. We continually review the methods of making such estimates and establishing the deferred costs, and any adjustments are made in the accounting period in which the adjustment arose.

Deferred Tax Asset.    Deferred tax assets and liabilities are determined based on the differences between the financial reporting and tax bases of assets and liabilities. Deferred tax liabilities are recognized for temporary differences that will result in taxable amounts in future years. Deferred tax assets are recognized for deductible temporary differences and tax operating loss and tax credit carryforwards. The deferred tax assets and liabilities are measured by applying the enacted tax rates and laws in effect for the years in which such differences are expected to reverse. The components of our deferred tax asset are net operating loss carryforwards and temporary differences primarily attributable to loss reserve discounting. The net operating loss carryforwards begin expiring after 2009. Our deferred tax liabilities resulted from unrealized gains in the investment portfolio.

Realization of deferred tax assets is dependent upon our generation of sufficient taxable income in the future to recover tax benefits that cannot be recovered from taxes paid in the carryback period, generally two years. Due to our cumulative loss position over the past three years, management established a valuation allowance of $59.5 million against the deferred tax asset as of June 30, 2003. Though we believe the deferred tax asset will be fully utilized through future net income, the valuation allowance was established based on our interpretation of Statement of Financial Accounting Standards (SFAS) No. 109, “Accounting for Income Taxes,” particularly due to the cumulative loss position noted above and SFAS No. 109’s guidance related to the facts and circumstances in such a situation. If future taxable income is not sufficient to recover the net deferred tax assets as of June 30, 2003, the maximum charge to provision for income taxes will be $5.7 million. If we generate sufficient future taxable income to fully utilize the deferred tax assets as of June 30, 2003, the maximum benefit for income taxes will be $65.1 million.

Goodwill.    Goodwill represents the excess of the purchase price over the fair value of net assets of subsidiaries acquired. As required by SFAS No. 142, “Goodwill and Other Intangible Assets,” we assigned goodwill to our reporting units. As required by SFAS No. 142, we completed the transitional goodwill impairment test required by SFAS No. 142 in the second quarter of 2002 and determined that there was no indication of goodwill impairment. Additionally, we tested goodwill for impairment as of September 30, 2002 and determined that no impairment of goodwill was indicated. Annually, we will perform an impairment of goodwill test. If impairment indicators exist between the annual testing periods, management will perform an impairment of goodwill test to determine if the fair value of the reporting unit is below the carrying value and therefore, require a write down of goodwill for that reporting segment. In evaluating whether impairment exists in the reporting units, management also considers the fair value in excess of the carrying value for certain assets.

MANAGEMENT

The following table sets forth the name, age and position with us for each member of our management and our board of directors.

Name	Position	Age
Mark E. Watson III	President, Chief Executive Officer and Director	38
Barbara C. Bufkin	Vice President, Corporate Business Development	47
Mark W. Haushill	Vice President, Treasurer and Chief Financial Officer	41
Byron L. LeFlore, Jr.	Vice President, Secretary and General Counsel	39
James M. Richter	Vice President, Human Resources	50
Charles W. Weaver	Vice President, Corporate Claims	61
Mike E. Arledge	President, Trident Insurance Services, LLC	52
John G. Gantz, Jr.	President, Argonaut Insurance Company	55
Rhonda Ijams	President, Insurance Run-off Consultants	52
Dale H. Pilkington	President, Colony Insurance Company	47
John W. Polak	President, Argonaut Great Central	54
Kathryn A. Westover	President, Captive Advisory Services	56
John P. Yediny	President, Rockwood Casualty Insurance Company	54
Gary V. Woods	Chairman of the Board	59
Hector De Leon	Director	56
Jerrold V. Jerome	Director	73
Judith R. Nelson	Director	62
John R. Power, Jr.	Director	47
George A. Roberts	Director	84
Fayez S. Sarofim	Director	77

Mark E. Watson III has been a director since June 1999 and our President and Chief Executive Officer since January 2000. Mr. Watson joined us as Vice President in September 1999. He is a principal of Aquila Capital Partners, a San Antonio, Texas-based investment firm, and served from 1992 to 1998 as a director and Executive Vice President, General Counsel and Secretary of Titan Holdings, Inc., a property and casualty insurance company.

Barbara C. Bufkin joined Argonaut Group as Vice President of Corporate Business Development in September 2002. Prior to joining us, Ms. Bufkin, a 22-year veteran of the insurance industry, served as Director of Swiss Re New Markets and Chairman, President and Chief Executive Officer of Swiss Re subsidiaries, Facility Insurance Corporation and Facility Insurance Holding Corporation.

Mark W. Haushill joined Argonaut Group in December 2000 and was appointed Vice President, Treasurer and Chief Financial Officer in January 2001. He served as Secretary from January 2001 to May 2001. Prior to joining us, Mr. Haushill assisted in the management of the Treasury/Capital Management operations of United Services Automobile Association (USAA) from June 1998 to December 2000. Previous to USAA, Mr. Haushill was the Vice President and Controller of Titan Holdings, Inc.

Byron L. LeFlore, Jr. joined Argonaut Group in April 2001 and was appointed Vice President, Secretary and General Counsel in July 2001. Prior to joining us, Mr. LeFlore was a partner in the national law firm of Arter & Hadden where he practiced corporate law and business litigation and served as outside counsel for public and private concerns. He is a member of the State Bar of Texas and admitted to practice before state and federal courts in Texas.

James M. Richter joined Argonaut Group in June 2001 as Vice President of Human Resources. Prior to joining us, Mr. Richter served as Vice President, Human Resources for PG&E’s National Energy Group from July 1997 to March 2001. Prior to PG&E, he was Vice President of Human Resources for commercial business operations at Utilicorp United, Inc.

Charles W. Weaver joined Argonaut Group in February 2002 as Vice President, Corporate Claims. Having spent over 30 years in the commercial insurance industry, Mr. Weaver has extensive experience in branch, regional and home office claims management. Most recently, he was Vice President and Chief Claims Technical Officer for Reliance Insurance Company.

Michael E. Arledge joined Argonaut Group in March 2000 as President, Trident Insurance Services. Prior to joining us, Mr. Arledge served as Executive Vice President for Aon’s GoPro Underwriting Managers from September 1998 to September 1999. Prior to Aon, he was Senior Vice President for Titan Indemnity Company, a property and casualty insurance company.

John G. Gantz, Jr. joined Argonaut Group in May 2002 as President of Argonaut Insurance Company. Prior to joining us, Mr. Gantz spent six years at Swiss Reinsurance Company where he was Executive Vice President of Swiss Re America and founder of its Alternative Risk Transfer Division and later a Principal at Swiss Re New Markets with global responsibility for marketing to corporate clients. From 1984 to 1996, Mr. Gantz held various senior management positions at American International Group, Inc. including President of AIG Risk Management, Inc. and Vice President, Branch Operations.

Rhonda Ijams joined Argonaut Group in January 1993 and serves as Vice President in charge of Argonaut Insurance Company’s Discontinued Operations involving long-tail liability claims, assumed reinsurance and London business. In addition, she was appointed President, Insurance Run-Off Consultants in April, 2002. Ms. Ijams was previously Vice President and Chief Claims Officer for Western International Insurance Company and Western Employers Insurance Company.

Dale H. Pilkington joined Argonaut Group in May 2001 and was appointed President, Colony Insurance Company in November of 2002. Mr. Pilkington was previously the chief underwriter and Senior Vice President of the Colony Insurance Company. Past experience includes underwriting for General Reinsurance in the Facultative Casualty department, underwriting for E.H. Crump, and partner-owner and operator of a specialty retail operation in the state of Florida.

John W. Polak joined Argonaut Group in March 1997 and was appointed President, Argonaut Great Central in August of 1999. Prior to joining Argonaut Group, Mr. Polak was Executive Vice President of CNA Personal Insurance. Mr. Polak began his insurance career with the Hartford in 1971 in Commercial Lines Underwriting and has held senior management positions encompassing underwriting, marketing, systems and field operations there as well as with property and casualty subsidiaries of Winterthur and Unitrin prior to joining CNA.

Kathryn A. Westover joined Argonaut Group in December 2001 as President, Captive Advisory Services. Prior to joining us, Ms. Westover was Chief Operating Officer of Strategic Risk Solutions Vermont, a captive management subsidiary of Strategic Risk Solutions, a Credit Suisse Group company and has served as President of American Risk Management, now part of AON.

John P. Yediny has served as President of Rockwood Casualty Insurance Company since December 1996, and has served in various roles within Rockwood since 1970.

Gary V. Woods has been a director since March 2000 and Chairman of our board of directors since April of 2001. He has been President of McCombs Enterprises, an organization that invests in automobile dealerships, oil and gas venture, real estate and broadcasting for more than the last five years. Mr. Woods currently serves on the boards of Ilex Oncology, Inc. and the Cancer Therapy and Research Center, each based in San Antonio, Texas.

Hector De Leon was appointed to our board of directors in February 2003. He is the managing partner of De Leon, Boggins & Icenogle, P.C., a law firm in Austin, Texas, which he founded in 1977. Prior to 1977, Mr. De Leon was General Counsel of the Texas State Insurance Board and previously served as a director of Titan Holdings, Inc., a publicly traded property and casualty insurance company based in San Antonio.

Jerrold V. Jerome, a retired executive, has been a director since October 1998 and was Chairman of our board of directors from April 2000 to April 2001. He was Chairman of the board of directors of Unitrin, Inc. from February 1994 to December 1998 and remains a director of Unitrin, Inc.

Judith R. Nelson has been a director since January 2000. She is a retired executive. Ms. Nelson was employed at Teledyne, Inc., a technology-based manufacturing company, until l997 where she held the position of General Counsel and Corporate Secretary.

John R. Power, Jr. has been a director since January 2000. He currently is President of the Patrician Group, a private investment firm located in Lisle, Illinois. Mr. Power currently serves as a board member of CNH Global N.V.’s finance subsidiary.

George A. Roberts, a retired executive, has been a director since 1986 and was Chairman of our board of directors from December 1998 to April 2000. He is currently a director of the Internet Law Library.

Fayez S. Sarofim has been a director since 1986. He has been the Chairman of the Board and President of Fayez Sarofim & Co., a registered investment advisor, for more than the last five years. He is currently a director of Kinder Morgan Inc. and Unitrin, Inc.

UNDERWRITING

Subject to the terms and conditions in the underwriting agreement dated October 28, 2003, the underwriters named below, for whom Raymond James & Associates, Inc. is acting as representative, have severally agreed to purchase from us the respective number of shares of our common stock set forth opposite their names below:

Underwriters	Number of Shares
Raymond James & Associates, Inc.	2,280,000
William Blair & Company, L.L.C.	1,140,000
Ferris, Baker Watts, Incorporated	684,000
Cochran, Caronia Securities LLC	456,000
Dowling & Partners Securities LLC	240,000

Total	4,800,000

The underwriting agreement provides that the obligations of the several underwriters to purchase and accept delivery of the common stock offered by this prospectus supplement are subject to approval by their counsel of legal matters and to other conditions set forth in the underwriting agreement. The underwriters are obligated to purchase and accept delivery of all of the shares of common stock offered by this prospectus supplement, if any are purchased, other than those covered by the over-allotment option described below.

The underwriters propose to offer the common stock directly to the public at the public offering price indicated on the cover page of this prospectus supplement and to various dealers at that price less a concession not to exceed $0.505 per share, of which $0.10 may be reallowed to other dealers. After this offering, the public offering price, concession and reallowance to dealers may be reduced by the underwriters. No reduction will change the amount of proceeds to be received by us as indicated on the cover page of this prospectus supplement. The shares of common stock are offered by the underwriters as stated in this prospectus supplement, subject to receipt and acceptance by them and subject to their right to reject any order in whole or in part.

We have granted to the underwriters an option, exercisable within 30 days after the date of this prospectus supplement, to purchase from time to time up to an aggregate of 720,000 additional shares of common stock to cover over-allotments, if any, at the public offering price less the underwriting discount. If the underwriters exercise their over-allotment option to purchase any of the additional 720,000 shares, each underwriter, subject to certain conditions, will become obligated to purchase its pro rata portion of these additional shares based on the underwriter’s percentage purchase commitment in this offering as indicated in the table above. If purchased, these additional shares will be sold by the underwriters on the same terms as those on which the shares offered by this prospectus supplement are being sold. The underwriters may exercise the over-allotment option only to cover over-allotments made in connection with the sale of the shares of common stock offered in this offering.

The following table summarizes the underwriting compensation to be paid to the underwriters by us. These amounts assume both no exercise and full exercise of the underwriters’ over-allotment option to purchase additional shares. We estimate that the total expenses payable by us in connection with this offering, other than the underwriting discount referred to below, will be approximately $750,000. The underwriters have agreed to reimburse us for $145,000 of these expenses.

	Per Share	Without Option	With Option
Underwriting discount payable by us	$0.869	$4,171,200	$4,796,880

We have agreed to indemnify the underwriters against various liabilities, including liabilities under the Securities Act of 1933, or to contribute to payments the underwriters may be required to make because of any of those liabilities.

Subject to specified exceptions, each of our directors and our executive officers has agreed, for a period of 90 days after the date of this prospectus supplement, without the prior written consent of Raymond James & Associates, Inc., not to offer, sell, contract to sell, pledge, grant any option to purchase or otherwise dispose of any shares of our common stock or securities convertible into or exercisable or exchangeable for any shares of our common stock. This agreement also precludes any hedging collar or other transaction designed or reasonably expected to result in a disposition of our common stock or securities convertible into or exercisable or exchangeable for our common stock.

In addition, we have agreed that, for 90 days after the date of this prospectus supplement, we will not, directly or indirectly, without the prior written consent of Raymond James & Associates, Inc., issue, sell, contract to sell, or otherwise dispose of or transfer, any of our common stock or securities convertible into, exercisable for or exchangeable for our common stock, or enter into any swap or other agreement that transfers, in whole or in part, the economic consequences of ownership of our common stock or securities convertible into, exercisable for or exchangeable for our common stock, except for our sale of common stock in this offering, our sale of common stock to HCC in connection with the repayment of approximately $7.9 million of the $12.0 million remaining principal amount of a note payable to HCC, plus accrued interest on that portion of the note, the issuance of options or shares of common stock under our existing incentive stock plans, employee benefit plans or dividend reinvestment and stock purchase plan and the conversion of any shares of our Series A Mandatory Convertible Preferred Stock.

Until the offering is completed, rules of the Securities and Exchange Commission may limit the ability of the underwriters and certain selling group members to bid for and purchase shares of our common stock. As an exception to these rules, the underwriters may engage in certain transactions that stabilize the price of our common stock. These transactions may include short sales, stabilizing transactions, purchases to cover positions created by short sales and passive market making. Short sales involve the sale by the underwriters of a greater number of shares of our common stock than they are required to purchase in the offering. Stabilizing transactions consist of certain bids or purchases made for the purposes of preventing or retarding a decline in the market price of our common stock while the offering is in progress. In passive market making, the underwriter, in its capacity as market maker in the common stock, may, subject to limitations, make bids for or purchases of our common stock until the time, if any, at which a stabilizing bid is made.

The underwriters also may impose a penalty bid. This occurs when a particular underwriter repays to the other underwriters a portion of the underwriting discount received by it because the representative has repurchased shares sold by or for the account of such underwriter in stabilizing or short covering transactions.

These activities by the underwriters may stabilize, maintain or otherwise affect the market price of our common stock. As a result, the price of our common stock may be higher than the price that otherwise might exist in the open market. If these activities are commenced, they may be discontinued by the underwriters without notice at any time. These transactions may be effected on the Nasdaq National Market or otherwise.

Our common stock is listed on the Nasdaq National Market under the symbol “AGII.”

Certain representatives of the underwriters or their affiliates may in the future perform investment banking and other financial services for us and our affiliates for which they may receive advisory or transaction fees, as applicable, plus out-of-pocket expenses, of the nature and in amounts customary in the industry for these financial services. Raymond James & Associates, Inc. and Ferris, Baker Watts, Incorporated are currently market makers in our common stock on the Nasdaq National Market.

LEGAL MATTERS

Mayer, Brown, Rowe & Maw LLP, Chicago, Illinois, will issue an opinion about the legality of the common stock offered by this prospectus supplement. Foley & Lardner, Chicago, Illinois, the underwriters’ lawyers, will also issue an opinion for the underwriters.

EXPERTS

The consolidated financial statements of Argonaut Group, Inc. appearing in our Annual Report on Form 10-K/A for the year ended December 31, 2002, have been audited by Ernst & Young LLP, independent auditors, as set forth in their report thereon included therein and incorporated herein by reference. Such consolidated financial statements are incorporated herein by reference in reliance upon such report given on the authority of such firm as experts in accounting and auditing.

Our consolidated financial statements and the related financial statement schedules as of December 31, 2001 and for each of the two years in the period ended December 31, 2001 incorporated by reference in the registration statement of which this prospectus supplement and the accompanying prospectus constitute a part included in our Annual Report on Form 10-K/A for the year ended December 31, 2002, have been so included in reliance on the reports of Arthur Andersen LLP independent accountants, given on the authority of said firm as experts in auditing and accounting.

The consolidated financial statements of Front Royal, Inc. as of and for the four months ended December 31, 2001 included in our consolidated financial statements as of and for the year ended December 31, 2001 which are included in our Annual Report on Form 10-K/A for the year ended December 31, 2002, have been audited by Ernst & Young LLP, independent auditors, as set forth in their report thereon included therein and incorporated herein by reference in reliance upon such report given on the authority of such firm as experts in accounting and auditing.

We have not been able to obtain, after reasonable efforts, the written consent of Arthur Andersen LLP to our naming it in this prospectus supplement as having certified our consolidated financial statements for the two years ended December 31, 2001, as required by Section 7 of the Securities Act of 1933. Accordingly, Arthur Andersen LLP may not have any liability under Section 11 of the Securities Act for false and misleading statements and omissions contained in this prospectus supplement, including the financial statements, and any claims against Arthur Andersen LLP related to any such false and misleading statements and omissions may be limited. See “Risk Factors—You may not be able to seek remedies against Arthur Andersen LLP, our former independent accountant” in the accompanying prospectus.

INCORPORATION OF CERTAIN INFORMATION BY REFERENCE

The Securities and Exchange Commission, or SEC, allows us to “incorporate by reference” the information we file with them, which means that we can disclose important information to you by referring you to those documents. The information incorporated by reference is considered to be part of this prospectus supplement, and information that we subsequently file with the SEC will automatically update and supersede this information. We incorporate by reference the documents listed below which were filed with the SEC under the Securities Exchange Act of 1934, as amended:

•	our Annual Report on Form 10-K (as amended by our Form 10-K/A, filed on July 24, 2003) for the fiscal year ended December 31, 2002;

•	our Quarterly Reports on Form 10-Q for the quarterly periods ended March 31, 2003 and June 30, 2003;

•	our Current Reports on Form 8-K dated March 12, 2003, July 9, 2003, October 10, 2003 and October 27, 2003; and

•	the description of our capital stock contained in the section entitled “Description of Argonaut Group Capital Stock” in our Form 10 filed with the SEC on September 4, 1986.

We also incorporate by reference each of the following documents that we file with the SEC after the date of this prospectus supplement but before the end of the offering:

•	Reports filed under Sections 13(a) and (c) of the Exchange Act;

•	Definitive proxy or information statements filed under Section 14 of the Exchange Act in connection with any subsequent shareholders’ meeting; and

•	Any reports filed under Section 15(d) of the Exchange Act.

You may request a copy of any of the filings (excluding exhibits), at no cost, by writing or telephoning the following address:

Byron L. LeFlore, Jr.

Corporate Secretary

Argonaut Group, Inc.

10101 Reunion Place

Suite 500

San Antonio, Texas 78216

(210) 321-8400

WHERE YOU CAN FIND MORE INFORMATION

You may read and copy any material that we file with the SEC at the SEC’s Public Reference Room at 450 Fifth Street, N.W., Washington, D.C. 20549. You may obtain information on the operation of the Public Reference Room by calling the SEC at 1-800-SEC-0330. You may also access our SEC filings over the Internet at the SEC’s site at http://www.sec.gov.

FORWARD-LOOKING STATEMENTS

Except for historical information contained or incorporated by reference in this prospectus supplement or the accompanying prospectus, statements made in this prospectus supplement or the accompanying prospectus or incorporated by reference in this prospectus supplement or the accompanying prospectus are forward-looking and contain information about financial results, economic conditions, trends and known uncertainties. Words such as “believes,” “expects,” “may,” “potential,” “continued,” “plans,” “estimates,” “anticipates,” or similar words are intended to identify forward-looking statements within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934. These forward-looking statements are based on currently available financial, competitive and economic data and our current operating plans based on assumptions regarding future events. Our actual results could differ materially from those expected by our management. They are subject to various risks and uncertainties that could cause actual results to vary materially. These risks and uncertainties, some of which are described with the forward-looking statements, include, but are not limited to:

•	non-receipt of the expected payments,

•	changes in interest rates,

•	effect of the performance of financial markets on investment income and fair values of investments,

•	development of claims and the effect on loss reserves,

•	accuracy in projecting loss reserves,

•	the impact of competition and pricing environments,

•	changes in the demand for our products,

•	the effect of general economic conditions,

•	adverse state and federal legislation and regulations,

•	developments relating to existing agreements,

•	heightened competition,

•	changes in pricing environments, and

•	changes in asset valuations.

We describe these risks and uncertainties in greater detail under the caption “Risk Factors” in the accompanying prospectus and in our recent Forms 10-Q and 10-K filed with the SEC. See “Incorporation of Certain Information by Reference” and “Where You Can Find More Information.”

You should not place undue reliance on any such forward-looking statements. We disclaim any current intention to update forward-looking information and to release publicly the results of any future revisions we may make to forward-looking statements to reflect events or circumstances after the date of this prospectus supplement or the accompanying prospectus to reflect the occurrence of unanticipated events.

PROSPECTUS

$150,000,000

Common Stock

Preferred Stock

Debt Securities

We will provide you with more specific terms of these securities in supplements to this prospectus. The prospectus supplements may also add, update or change information contained in this prospectus. You should read this prospectus and the applicable prospectus supplement carefully before you invest.

We may offer these securities from time to time in amounts, at prices and on other terms to be determined at the time of offering. The total offering price of the securities offered to the public will be limited to $150,000,000.

Argonaut Group, Inc.’s Common Stock, which is its only class of common stock, is listed on the Nasdaq Stock Market’s National Market under the symbol “AGII.”

Investing in our securities involves risks. See “ Risk Factors” beginning on page 3.

Neither the Securities and Exchange Commission nor any other regulatory body has approved or disapproved of these securities or passed upon the accuracy or adequacy of this prospectus. Any representation to the contrary is a criminal offense.

The date of this prospectus is October 28, 2003.

You should rely only on the information contained in this document or incorporated by reference into this document. We have not authorized anyone to provide you with information that is different. This prospectus and any supplement may only be used where it is legal to sell these securities. You should not assume that the information contained in this prospectus or any supplement is accurate as of any date other than the date on the front of those documents. Our business, financial condition, results of operations and prospects may have changed since those dates.

i

BUSINESS OVERVIEW

Argonaut Group, Inc.

Introduction

Argonaut Group, Inc. is a national provider of specialty insurance products focused on specific niches of property-casualty insurance. The Company has continued its strategy initiated in 2001 of diversifying its product line and expanding geographically. Argonaut Insurance Company was established in 1948 and is directly owned by us and is the parent of our other property and casualty insurance companies. Workers’ compensation is the primary line of insurance written by Argonaut Insurance Company and the following subsidiaries: Argonaut-Midwest Insurance Company, Argonaut-Northwest Insurance Company, Argonaut-Southwest Insurance Company, and Georgia Insurance Company. Argonaut Insurance Company and the above subsidiaries have entered into a pooling agreement whereby all premiums, losses, and associated underwriting expenses are allocated between the members of the pool. Argonaut Great Central Insurance Company was established in Illinois in 1948 and was purchased by Argonaut Insurance Company in 1971. AGI Properties, Inc., a non-insurance company, owns and leases one property. In 2003, AGI Properties sold its other real estate holdings for approximately $63.8 million. AGI Properties was incorporated in California in 1970 and is wholly owned by Argonaut Insurance Company. Trident Insurance Services LLC, a managing general underwriter formed as a limited liability company in Texas, was established in 2000 and acquired by us in 2001. Argonaut Group is Trident’s immediate parent.

Another wholly-owned subsidiary of Argonaut Insurance Company, Front Royal, Inc., is a holding company for specialty insurance underwriters with particular expertise in excess and surplus lines and workers’ compensation for certain targeted types of businesses. Its principal subsidiaries are the Colony Insurance Group and the Rockwood Casualty Insurance Group. Colony is comprised of Colony Insurance Company, Colony National Insurance Company and Colony Specialty Insurance Company. Rockwood is comprised of Rockwood Casualty Insurance Company and Somerset Casualty Company. Colony Insurance Company, Colony National Insurance Company and Colony Specialty Insurance Company have entered into an intercompany pooling agreement whereby all premiums, losses and associated underwriting expenses are allocated between members of the pool. Rockwood Casualty Insurance Company and Somerset Casualty Company have also entered into an intercompany pooling agreement for Pennsylvania workers’ compensation policies.

Business Segments and Products

Our operations include four continuing business segments: excess and surplus lines, specialty commercial, risk management (formerly specialty workers’ compensation) and public entity. Additionally, we no longer underwrite certain coverages and classify the results as run-off for purposes of segment reporting.

Excess and Surplus Lines. Excess and Surplus Lines, or E&S, insurance carriers provide insurance that is unavailable or difficult to obtain by businesses in the admitted market due to the unique characteristics of the consumers or the lack of insurers writing such coverage. The excess and surplus lines market allows Colony to underwrite certain risks with more flexible policy terms at unregulated premium rates. Colony operates primarily on an E&S basis and focuses on insureds that generally cannot purchase insurance from standard lines insurers due to the perceived risks related to their businesses. Colony provides commercial liability, commercial property, products liability and environmental liability coverages to commercial enterprises, including restaurants, artisan contractors, day-care centers and manufacturers, and professional liability coverages for health care providers (other than physicians) and other professionals. Colony is approved as a non-admitted insurer in 48 states, the District of Columbia and the U.S. Virgin Islands.

Specialty Commercial. This segment provides property and casualty coverages targeting specific groups of insureds and is underwritten by Argonaut Great Central and Rockwood. Argonaut Great Central is domiciled in Illinois and specializes in providing package insurance policies for certain classes of insureds. Argonaut Great Central focuses on small to medium sized risks and targets three broadly defined markets: food and hospitality, retail services and organizations and institutions. Argonaut Great Central is licensed in 33 states and provides property, general liability, commercial automobile, workers’ compensation and umbrella insurance policies.

Rockwood concentrates on underwriting specialty workers’ compensation insurance and is licensed in 13 states. Premiums written in Pennsylvania, Rockwood’s domicilary state, account for approximately 70% of Rockwood’s business. Rockwood primarily provides workers’ compensation insurance for coal mines, other mining businesses and small commercial accounts. In addition, Rockwood provides supporting general liability, pollution liability, umbrella liability, inland marine, commercial automobile and surety business for its coal mine accounts. The supporting lines of business represent less than 10% of Rockwood’s gross written premiums.

Risk Management. Workers’ compensation is the primary line of insurance underwritten by Argonaut Insurance Company and its pooled subsidiaries. Argonaut Insurance Company and its pooled subsidiaries also underwrite complementary lines of commercial insurance for a small number of their clients, primarily consisting of general liability and commercial automobile, but generally target companies whose workers’ compensation needs will result in significant annual premiums (generally between $250,000 and $5 million.) Argonaut Insurance Company, domiciled in California, is licensed in 50 states and the District of Columbia.

In March 2003, Argonaut Insurance Company began to restructure its operations to concentrate on casualty risk management solutions for upper-middle market accounts where the insured is willing and able to assume a significant portion of the risk. With the elimination of non-strategic businesses, Argonaut Insurance Company has reduced its workforce by 63 employees as of June 30, 2003, and anticipates the reduction of an additional eight employees over the remainder of 2003. Severance costs of $0.9 million and outplacement and relocation costs of $0.3 million have been recognized as of June 30, 2003. Additionally, we closed three offices at a total cost of $0.3 million. Any additional costs associated with the restructuring will be expensed as incurred.

Public Entity. Trident functions as a managing general underwriter, dedicated to servicing the insurance needs of preferred small to medium-sized governmental entities throughout the United States. Trident offers comprehensive insurance packages, including property, inland marine, crime, general liability, public officials’ liability, law enforcement liability, automobile liability, automobile physical damage and excess liability coverages. Trident currently underwrites its products through Argonaut Great Central and Argonaut Insurance Company.

Argonaut Group was incorporated in Delaware in 1986 and its executive offices are located at 10101 Reunion Place, Suite 500, San Antonio, Texas 78216. Our telephone number is (210) 321-8400.

RISK FACTORS

In addition to the other information contained or incorporated by reference in this prospectus and as described above in the description of our business, you should consider carefully the following risk factors before making an investment in our securities. Our business faces significant risks. If any of the following risks actually occur, our business, financial condition, results of operations or prospects could materially suffer. In that case, our ability to pay dividends on our securities or to service our debt, including the debt securities offered hereby, and the market value of our securities may be adversely affected and you may lose part or all or your investment.

Our results may fluctuate based on many factors, including cyclical changes in the insurance and reinsurance industry.

The results of companies in the property and casualty insurance industry historically have been subject to significant fluctuations and uncertainties. The industry’s profitability can be affected significantly by:

•	rising levels of actual costs that are not known by companies at the time they price their products;

•	volatile and unpredictable developments, including man-made, weather-related and other natural catastrophes;

•	changes in reserves resulting from the general claims and legal environments as different types of claims arise and judicial interpretations relating to the scope of insurers’ liability develop;

•	fluctuations in interest rates, inflationary pressures and other changes in the investment environment, which affect returns on invested capital and may impact the ultimate payout of losses; and

•	volatility associated with the workers’ compensation and reinsurance business, which may impact our operating results. Claims paid under the workers’ compensation and reinsurance business are developed and paid out over many years, subjecting such business to greater interest rate fluctuations over time, adverse legislative and judicial pronouncements that alter the payment requirements and the uncertainty of reserve estimates as the claims develop over time.

The property and casualty insurance industry historically is cyclical. The demand for property and casualty insurance can vary significantly, generally rising as the overall level of economic activity increases and falling as such activity decreases. The property and casualty insurance industry and especially the reinsurance business also have been very competitive. Prior to 2000, insurance companies kept insurance premiums relatively low, offsetting lower margins on insurance underwriting with investment returns. Due to lower investment returns beginning in 2000, poor underwriting results on business written in prior years and losses due to acts of terrorism, the insurance industry in general increased prices in the latter half of 2001 and throughout 2002.

These fluctuations in demand and competition and the impact on us of other factors identified above could have a material adverse effect on our business, results of operations and/or financial condition.

Legislation and regulatory changes and increased competition could also adversely impact our results.

A number of new, proposed or potential legislative or industry developments could further increase competition in our industry. These developments could include:

•	an influx of new capital in the marketplace as existing companies attempt to expand their businesses and new companies attempt to enter the insurance and reinsurance business as a result of better pricing and/or terms;

•	the enactment of the Gramm-Leach-Bliley Act of 1999 (which permits financial services companies, such as banks and brokerage firms, to engage in certain insurance activities), which could result in increased competition from financial services companies;

•	programs in which state-sponsored entities provide property insurance in catastrophe-prone areas or other alternative markets types of coverage; and

•	changing practices caused by the Internet, which have led to greater competition in the insurance business.

These developments and others could make the property and casualty insurance marketplace more competitive by increasing the supply of insurance and reinsurance available. The significant amount of capital in the property and casualty marketplace has, until recently, resulted in the supply of insurance and reinsurance outpacing demand.

The property-casualty insurance industry is characterized by a large number of competing companies and modest market shares by industry participants. According to A.M. Best Company, a leading insurance industry rating and analysis firm, as of December 31, 2001, there were approximately 2,500 property-casualty insurance companies operating in the United States. Our principal insurance subsidiaries ranked among the 250 largest property and casualty insurance company organizations in the United States, measured by net premiums written (113th) and policyholder’ surplus (123rd). With respect to admitted assets, our insurance subsidiaries ranked 88th relative to industry peers.

Our principal competitors cannot be easily classified. Our principal lines of business are written by numerous other insurance companies. Competition for any one account may come from very large national firms or smaller regional companies. For our workers’ compensation lines, additional competition comes from state workers’ compensation funds.

Property and casualty insurance is a highly competitive business, particularly with respect to excess and surplus lines, commercial lines and workers’ compensation insurance. Over the past several years, competition has become more intense, due to the efforts of many insurance companies to obtain, maintain and expand market share by offering relatively low premium rates. Competition has grown from established companies and the entry of new competitors into the industry. These factors have resulted in low revenue growth, deterioration in operating profits and, until recently, falling prices for the property and casualty industry. However, the industry has begun to show renewed focus on premium rate adequacy, and as a result, the downward pressure on premium rates is abating as many competitors implement rate increases.

As an insurance holding company, we are subject to regulation by certain states. All states have enacted legislation which regulates insurance holding companies such as the Company and its subsidiaries. This legislation generally provides that each insurance company in the holding company is required to register with the department of insurance of its state of domicile and furnish information concerning the operations of companies within the holding company system which may materially affect the operations, management or financial condition of the insurers within the group. Such regulation generally provides that transactions between companies within the holding company system must be fair and equitable. Transfers of assets among such affiliated companies, certain dividend payments from insurance subsidiaries and certain material transactions between companies within the system may be subject to prior notice to, or prior approval by, state regulatory authorities.

If our actual losses from insureds exceed our loss reserves, our financial results would be adversely affected.

Like all insurers, we establish reserves representing estimates of future amounts needed to pay claims with respect to insured events that have occurred, including events that have not been reported to us. Liabilities for unpaid losses and loss adjustment expenses include the accumulation of individual case estimates for claims reported as well as estimates of incurred but not reported claims and estimates of claim settlement expenses. Estimates are based upon past claim experience modified for current trends as well as prevailing economic, legal and social conditions, plus assumptions considered reasonable where facts are not known. While management believes that amounts included in the consolidated financial statements are adequate, there can be no assurance that future changes in loss development, favorable or unfavorable, will not occur. The estimates are periodically reviewed and any changes are reflected in current operations.

Our objective is to set reserves that are adequate; that is, the amounts originally recorded as reserves should at least equal the ultimate cost to investigate and settle claims. However, the process of establishing adequate reserves is inherently uncertain, and the ultimate cost of a claim may vary materially from the amounts reserved. The reserving process is particularly imprecise for claims involving asbestos, environmental and other emerging long-tailed exposures (those exposures for which claims take a long time to develop or for which the amount of claims payments are not known for a long period of time) now confronting property and casualty insurers. We regularly monitor and evaluate loss and loss adjustment expense reserve development to verify reserve adequacy. Any adjustment to reserves is reflected in net income for the accounting period in which the adjustment is made.

We have received asbestos and environmental liability claims arising out of general liability coverage primarily written in the 1970’s and into the mid-1980’s. We have established a specialized claims unit that investigates and adjusts all asbestos and environmental claims. Beginning in 1986, nearly all standard liability policies contained an express exclusion for asbestos and environmental related claims. In the third quarter of 2002, we increased our reserve for losses and loss adjustment expenses by approximately $7.0 million for certain policies issued in one office subsequent to 1986 that did not contain this exclusion. Currently, we are not aware of any additional policies issued after 1986 without this exclusion. In addition to the previously described general uncertainties encountered in estimating reserves, there are significant additional uncertainties in estimating the amount of our potential losses from asbestos and environmental claims. Among the uncertainties impacting the estimation of such losses are:

•	potentially long waiting periods between exposure and emergence of any bodily injury or property damage;

•	difficulty in identifying sources of asbestos or environmental contamination;

•	difficulty in properly allocating responsibility and/or liability for asbestos or environmental damage;

•	changes in underlying laws and judicial interpretation of those laws;

•	potential for an asbestos or environmental claim to involve many insurance providers over many policy periods;

•	long reporting delays from insureds to insurance companies;

•	historical data concerning asbestos and environmental losses, which is more limited than historical information on other types of claims;

•	questions concerning interpretation and application of insurance coverage; and

•	uncertainty regarding the number and identity of insureds with potential asbestos or environmental exposure.

Management believes that these factors continue to render traditional actuarial methods less effective at estimating reserves for asbestos and environmental losses than reserves on other types of losses. We currently underwrite environmental and pollution coverages on a limited number of policies and underground storage tanks. We establish reserves to the extent that, in the judgment of management, the facts and prevailing law reflect an exposure for us not dissimilar to those results the industry has experienced with regard to asbestos and environmental related claims.

We conducted a study of our asbestos and environmental reserves in the fourth quarter of 2002 and the first quarter of 2003, and as a result strengthened our asbestos reserves by $52.8 million. The decision to strengthen asbestos reserves was the result of an evaluation and review of exposure to asbestos claims, particularly in light of recent industry and litigation trends, actual claims experience, and actuarial analysis by our consulting and internal actuaries. We will continue to monitor industry trends and our own experience in order to determine the adequacy of our environmental and asbestos reserves. Due to the uncertainties discussed above, the ultimate losses may vary materially from current loss reserves and could have a material adverse effect on our business, results of operations and/or financial condition.

We have exposure to unpredictable catastrophes, which can materially and adversely affect our financial results.

We are subject to claims arising out of catastrophes that may have a significant effect on our business, results of operations, and/or financial condition. Catastrophes can be caused by various events, including hurricanes, windstorms, earthquakes, hailstorms, explosions, severe winter weather, fires and by man-made events, such as the attack on the World Trade Center. The incidence and severity of catastrophes are inherently unpredictable. The extent of losses from a catastrophe is a function of both the total amount of insured exposure in the area affected by the event and the severity of the event. Insurance companies are not permitted to reserve for catastrophes until such events take place. Therefore, although we actively manage our exposure to catastrophes through our underwriting process and the purchase of reinsurance protection, an especially severe catastrophe or series of catastrophes could exceed our reinsurance and may have a material adverse effect on our business, results of operations and/or financial condition.

We are currently attempting to exclude coverage for losses due to terrorist activity in our insurance policies where our underwriters determined that there was a significant risk of loss from terrorism activities and where permitted by state insurance departments. These policies include high profile locations, public entities and risks located in close proximity to potential terrorist targets. For a significant portion of the commercial insurance business offered by our insurance subsidiaries, excluding our workers’ compensation business, state insurance departments must approve the terms of our insurance forms and new exclusions included in those forms. As of November 26, 2002, all states except for California, Georgia, Florida and New York, had approved terrorism exclusions for polices on commercial insurance business, other than workers’ compensation insurance.

On November 26, 2002, President Bush signed into law the Terrorism Risk Insurance Act of 2002. This federal act provides for the federal government to pay 90% of losses due to terrorist attacks (as defined in the federal act) after insurers reach a specified retention based on prior year’s earned premium. The federal act requires insurers to offer coverage for terrorism (as defined in the federal act) to its commercial policyholders, requires insurers to specifically notify the insured of the premium for such coverage and allows the insured (except workers’ compensation policyholders) to elect to exclude the coverage from the policy.

Terrorism exclusions are not permitted for workers’ compensation policies under the new federal act or under the laws of any state or jurisdiction in which we operate. When underwriting existing and new workers’ compensation business, we are considering the added potential risk of loss due to terrorist activity, and this may lead us to decline to write or to renew certain business.

The federal act requires significant retention of terrorism losses by insurers based upon a percentage of earned premium for the prior year on a sliding scale from 7% for 2003, 10% for 2004, and 15% for 2005. Insurers also pay 10% of losses over these retentions up to a maximum industry total of $100,000,000,000. The federal act also does not apply to acts of domestic terrorism or acts that might otherwise be considered acts of terrorism that are not certified by the Secretary of the Treasury to be acts of terrorism under the federal act. We continue to attempt to exclude acts of terrorism not covered under the federal act, subject to state approvals.

However, even when terrorism exclusions are permitted, because our clients may object to a terrorism exclusion in connection with business that we may still desire to write without an exclusion, some or many of our insurance policies may not include a terrorism exclusion. Given the retention limits imposed under the federal act and that some or many of our policies may not include an exclusion for terrorism, future terrorist attacks may result in losses that have a material adverse effect on our business, results of operations and/or financial condition.

We face a risk of non-collectibility of reinsurance, which could materially and adversely affect our business, results of operations and/or financial condition.

We follow the customary insurance practice of reinsuring with other insurance and reinsurance companies a portion of the risks under the policies written by our insurance subsidiaries. During 2002, we had over $622 million of gross written premiums of which we ceded, or transferred to reinsurers, approximately $138 million, or 22% of gross written premiums, to reinsurers for reinsurance protection. This reinsurance is maintained to protect our insurance subsidiaries against the severity of losses on individual claims and unusually serious occurrences in which a number of claims produce an aggregate extraordinary loss. Although reinsurance does not discharge our subsidiaries from their primary obligation to pay policyholders for losses insured under the policies they issue, reinsurance does make the assuming reinsurer liable to the insurance subsidiaries for the reinsured portion of the risk. As of December 31, 2002, we had approximately $470.1 million of reinsurance receivables from reinsurers for losses that they are or will likely be obligated to reimburse us for under our reinsurance contracts, net of a reserve for doubtful accounts of $15.9 million. The collectibility of reinsurance is largely a function of the solvency of reinsurers. We perform annual credit reviews on our reinsurers, focusing on, among other things, financial capacity, stability, trends and commitment to the reinsurance business. To the extent possible, we also require assets in trust, letters of credit or other acceptable collateral to support balances due from reinsurers not authorized to transact business in the applicable jurisdictions. Despite these measures, a reinsurer’s insolvency or inability to make payments under the terms of a reinsurance contract could have a material adverse effect on our results of operations and financial condition.

Certain of our reinsurance carriers have experienced deteriorating financial conditions or have been downgraded by rating agencies. Amounts due from such reinsurers on paid loss recoverables and case reserves totaled $25.8 million as of June 30, 2003. Amounts due from such reinsurers on incurred but not reported claims totaled $27.1 million as of June 30, 2003. We cannot reasonably estimate the probability of the uncollectibility of these balances at this time. We will continue to monitor these reinsurers. It is possible that future financial deterioration of such reinsurers could result in the uncollectibility of certain balances and therefore negatively impact our financial results.

We face a risk of non-availability of reinsurance, which could materially and adversely affect our ability to write business and our results of operations and financial condition.

Market conditions beyond our control, such as the amount of surplus in the reinsurance market and natural and man-made catastrophes like terrorism, determine the availability and cost of the reinsurance protection we purchase. We cannot be assured that reinsurance will remain continuously available to us to the same extent and on the same terms and rates as are currently available. If we are unable to maintain our current level of reinsurance or purchase new reinsurance protection in amounts that we consider sufficient, we may need to consider an increase in our net exposures or a reduction in our premium writings. Due to terrorism exposure, our reinsurers have generally included terrorism exclusions or limits in their reinsurance agreements. Although this has not materially affected our business written or our results of operations, future terrorist attacks leading to claims under policies that we have written without terrorism exclusions may have a material adverse effect on our results of operations and financial condition.

Because insurance ratings are important to our policyholders, downgrades in our insurance ratings may adversely affect our business.

Rating agencies rate insurance companies based on financial strength and the ability to pay claims, factors more relevant to policyholders than investors. We believe that the ratings assigned by nationally recognized, independent rating agencies, particularly A.M. Best, are material to our operations. A. M. Best and Standard & Poor’s currently rate our principal insurance subsidiaries. Ratings are not recommendations to buy our securities.

The rating scales of A.M. Best and S&P, are as follows:

•	A.M. Best—A++ to F (“Superior” to “In Liquidation”)

•	S&P—AAA to R (“Extremely Strong” to “Regulatory Supervision”)

Our insurance subsidiaries are rated by A.M. Best. A.M. Best is generally considered to be the leading insurance rating agency, and its ratings are used by insurance buyers, agents and brokers, and other insurance companies as an indicator of financial strength and security, and are not intended to reflect the quality of the rated company for investment purposes. The A.M. Best ratings of our insurance subsidiaries are as follows: Argonaut Insurance Company is rated as an “A” (Excellent) (3rd highest rating out of 16 rating classifications) with a negative outlook; Colony and Rockwood are rated as an “A” (Excellent) with a stable outlook; and Argonaut Great Central is rated as an “A- (Excellent)” (4th highest rating out of 16 rating classifications) with a stable outlook. A.M. Best reviews its ratings on a periodic basis, and ratings of our insurance subsidiaries are therefore subject to change.

S&P provides counterparty credit and financial strength ratings and has assigned Argonaut Insurance Company, Argonaut Midwest Insurance Company, Argonaut Northwest Insurance Company, Argonaut Southwest Insurance Company, Argonaut Great Central, Georgia Insurance Company, Colony Insurance Company, Colony Specialty Insurance Company and Colony National Insurance Company a “BBB+” rating (“Strong”) (8th highest rating out of 21 rating classifications). These ratings are on CreditWatch with negative implications. Rockwood is rated “BBpi” (“adequate based on public information”) (12th highest rating out of 21 rating classifications). According to S&P, CreditWatch highlights the potential direction of a rating, focusing on identifiable events and short-term trends that cause ratings to be placed under special surveillance by S&P. The negative implications mean that a rating may be lowered.

A significant downgrade in these ratings could affect our competitive position in the insurance industry, make it more difficult for us to market our products and result in a material loss of business as policyholders move to other companies with higher claims-paying and financial strength ratings. These ratings are subject to revision or withdrawal at any time by the rating agencies, and therefore, no assurance can be given that our primary insurance subsidiaries can maintain these ratings. Each rating should be evaluated independently of any other rating.

Because we are heavily regulated by the states in which we do business, we may be limited in the way in which we operate.

The insurance industry is highly regulated and supervised. Our insurance subsidiaries are subject to the supervision and regulation of the states in which they are domiciled. Such supervision and regulation is designed to protect our policyholders rather than our shareholders. Such supervision and regulation includes matters relating to authorized lines of business, underwriting standards, financial condition standards, licensing of insurers, investment standards, premium levels, policy provisions, the filing of annual and other financial reports prepared on the basis of statutory accounting principles, the filing and form of actuarial reports, the declaration and payment of dividends, and a variety of other financial and non-financial matters.

Our insurance subsidiaries are subject to the risk-based capital, or RBC, provisions under the Insurers Model Act. RBC is designed to measure the adequacy of capital for an insurance company based on the inherent specific risks of the insurer. The formula prescribes a series of risk measurements to determine a minimum capital amount for an insurance company, based on the profile of the individual company. The ratio of a company’s actual policyholder surplus to its minimum capital requirements will determine whether any state regulatory action is required. State regulatory authorities use the RBC formula to identify insurance companies which may be undercapitalized and may require further regulatory attention.

RBC is calculated on an annual basis, in conjunction with statutory filings with the departments of insurance in which an insurance company transacts business. The RBC calculation yields a ratio of the total adjusted statutory capital of an insurance company to the minimum level of statutory capital fixed by statute as the authorized control level. The RBC calculation takes into account: (1) asset risk, (2) credit risk, (3) underwriting risk, and (4) all other relevant risks. Both increased growth in premiums and reduction in the amount of an insurance company’s statutory surplus can negatively affect RBC ratios. Additionally, fluctuations in the equity markets may result in a decline in the unrealized gains in the equity portfolios of the insurance subsidiaries, thereby reducing statutory surplus.

The Risk Based Capital for Insurers Model Act provides four levels of regulatory activity if the RBC ratio yielded by the calculation falls below specified minimums. At each of four successively lower RBC ratios specified by statute, increasing regulatory remedies become available, some of which are mandatory. The four levels are: (1) company action level event, (2) regulatory action level event, (3) authorized control level event, and (4) mandatory control level event. At December 31, 2002, Argonaut Insurance Company’s RBC was within the company action level event. However, Argonaut Insurance Company requested from the California Department of Insurance permission to report a parcel of its real estate at its agreed upon sales price prior to actual sale. The California Department of Insurance granted Argonaut Insurance Company the permitted practice. Without the permitted practice, Argonaut Insurance Company’s RBC would have been within the regulatory action level event, which would have required our corrective action plan to be approved by the department of insurance. During the first quarter of 2003, this parcel of real estate was sold in accordance with the permitted practice granted by the California Department of Insurance.

Pursuant to the requirements under the company action level, Argonaut Insurance Company submitted to the California Department of Insurance a comprehensive plan of action on April 8, 2003. The plan included an analysis of the conditions that contributed to Argonaut Insurance Company’s RBC condition; proposals to increase the RBC ratio; projections of Argonaut Insurance Company’s RBC ratio; and key assumptions underlying the proposals.

Our actual results for 2003 have differed from the plan submitted to the California Department of Insurance. Therefore, Argonaut Insurance Company’s RBC could fall within the Company Action Level as of December 31, 2003, and therefore subject Argonaut Insurance Company to increasing levels of regulatory actions. Additionally, a decline of the statutory surplus may limit the growth opportunities of the insurance companies and may result in the downgrading of the insurance subsidiaries by the national rating agencies, potentially negatively impacting our ability to write new business and retain existing insureds.

During the six months ended June 30, 2003, we contributed $53.4 million in capital to Argonaut Insurance Company. The capital contributed to Argonaut Insurance Company during the six months ended June 30, 2003, if contributed prior to December 31, 2002, would have increased its RBC over the Company Action Level. It is our expectation that, absent a material change to our financial results, profits generated during 2003 and/or other capital raising initiatives will be sufficient to maintain Argonaut Insurance Company’s RBC ratio above the Company Action Level at December 31, 2003.

Our insurance subsidiaries are members of the statutorily created insolvency guarantee associations in all states where they are authorized to transact business. These associations were formed for the purpose of paying claims of insolvent companies. We are assessed our pro rata share of such claims based upon our premium writings, subject to a maximum annual assessment per line of insurance. Such costs can generally be recovered through surcharges on future premiums. We do not believe that assessments on current insolvencies will have a material effect on our financial condition or results of operations.

Because our investment portfolio is made up of fixed-income securities and equities, the fair value of our investment portfolio and our investment income could suffer as a result of fluctuations in interest rates and market conditions.

Our primary exposure to interest rate risk relates to our fixed maturity investments, including redeemable preferred stock. Changes in market interest rates directly impact the market value of the fixed maturity securities and redeemable preferred stocks. Increases in interest rates reduce the market value of our fixed income securities. In addition, some fixed income securities have call or prepayment options. This subjects us to reinvestment risk, generally with decreases in interest rates, as issuers may call their securities and we may not be able to reinvest the proceeds at the same or a higher interest rate.

Our portfolio of investments includes common stocks representing U.S. firms in industries and market segments ranging from small market capitalization stocks to the Standard and Poor’s 500 stocks. At June 30, 2003, we owned 471,200 shares of common stock of Curtiss-Wright Corporation, the market value of which approximated $29.8 million or approximately 6.9% (pre-tax) of our stockholders equity. During the third quarter of 2003, we sold approximately 445,900 shares of that investment and realized pre-tax gains of approximately $25.1 million. Equity price risk is managed primarily through monitoring of funds committed to the various types of securities owned and by limiting the exposure in any one investment or type of investment. However, this portfolio is subject to market increases and declines in both the overall market and in individual stocks.

Litigation and legal proceedings against our insurance subsidiaries could have an adverse effect on our business, results of operations and/or financial condition.

Our insurance subsidiaries have been sued in a number of class action lawsuits and other major litigation as a result of their insurance operations. Our insurance companies have responded to the lawsuits and believe that there are meritorious defenses and intend to vigorously contest these claims. The plaintiffs in certain of these lawsuits have not quantified the amounts they ultimately will seek to recover. In addition, in the case of class actions, it is uncertain whether a class will be certified, the number of persons included in any class, and the amount of damages that are ultimately sought by the class members. As a result, we are unable, with any degree of certainty, to determine a range of any potential loss, or whether such an outcome is probable or remote. However, adverse judgments in one or more of such lawsuits could have a material adverse effect on our financial results.

Our status as an insurance holding company could adversely affect our ability to meet our obligations and pay dividends. In addition, we have agreed not to pay dividends on our common stock until April 2005.

We are a holding company that transacts all of our insurance business directly and indirectly through our insurance subsidiaries. Our primary assets are the stock of our operating insurance subsidiaries. Our ability to meet our obligations and to pay dividends and our general and administrative expenses, including interest on any debt securities that we issue, depends on the surplus and earnings of our subsidiaries and the ability of our subsidiaries to pay dividends or to advance or repay funds to us. The ability of our insurance subsidiaries to pay dividends to us is subject to certain restrictions imposed under California insurance law, which is the state of domicile for Argonaut Insurance Company, our immediate insurance subsidiary which owns all our other insurance subsidiaries. These include restrictions related to the statutory capital of our insurance subsidiaries as described above in the risk factor with the heading, “—Because we are heavily regulated by the states in which we do business, we may be limited in the way in which we operate.” Under California Insurance regulations, Argonaut Insurance Company may pay dividends to us in 2003 of up to $25.8 million. Based on Argonaut Insurance Company’s risk-based capital ratio at December 31, 2002, the California Department of Insurance may require us to seek its approval prior to paying any dividends. In addition, through December 31, 2003, Colony may not pay dividends to Argonaut Insurance Company without the approval of the Virginia Department of Insurance. As a result, we may not be able to receive dividends from our subsidiaries at times and in amounts necessary to meet debt obligations or to pay dividends on our stock.

In connection with the issuance of our Series A Mandatory Convertible Preferred Stock, we agreed not to pay dividends on our common stock until April 2005. Also, the payment of dividends by us in the future is within the discretion of our board of directors and will depend on numerous factors, including our cash flow, our financial condition, our capital requirements and other factors that our board of directors considers relevant.

Our management will have broad discretion to use the proceeds of this offering and some uses may not yield a favorable return.

The net proceeds of this offering have not been allocated for specific uses. Our management will have broad discretion to spend the proceeds from this offering in ways with which security holders may not agree. The failure of our management to use these funds effectively could result in unfavorable returns. This could have material adverse effect on our financial condition and could cause the value of our securities to decline.

You may not be able to seek remedies against Arthur Andersen LLP, our former independent accountant.

The financial statements and schedules incorporated by reference in this prospectus and elsewhere in the registration statement, to the extent and for the periods indicated in their report, have been audited by Arthur Andersen, LLP independent accountants. On June 15, 2002, Arthur Andersen was convicted of obstruction of justice by a federal jury in Houston, Texas in connection with Arthur Andersen’s work for Enron Corporation. On September 15, 2002, a federal judge upheld this conviction, and on October 15, 2002, a federal judge sentenced Arthur Andersen to five years probation and a $500,000 fine. Arthur Andersen ceased its audit practice before the SEC on August 31, 2002. Arthur Andersen has not consented to the incorporation by reference of their report and we have dispensed with the requirement to file their consent in reliance upon Rule 437a of the Securities Act. Because Arthur Andersen has not consented to the incorporation by reference of their report, it may become more difficult for you to seek remedies against Arthur Andersen. In particular, and without limitation, you may not be able to recover from Arthur Andersen under Section 11 of the Securities Act for any untrue statement of a material fact contained in the financial statements audited by Arthur Andersen or any omission of a material fact required to be stated in those financial statements. In addition, relief in connection with claims which may be available to stockholders under the federal securities laws against auditing firms may not be available against Arthur Andersen as a practical matter due to the diminished amount of assets of Arthur Andersen that are or may in the future be available for claims.

ABOUT THIS PROSPECTUS

This prospectus is part of a registration statement that we, Argonaut Group, Inc., filed with the Securities and Exchange Commission utilizing a “shelf” registration process, relating to the common stock, preferred stock and debt securities described in this prospectus. Under this shelf registration process, we may sell the securities described in this prospectus in one or more offerings up to a total initial offering price of $150,000,000.

This prospectus provides you with a general description of the securities that we may offer. This prospectus does not contain all of the information set forth in the registration statement as permitted by the rules and regulations of the SEC. For additional information regarding us and the offered securities, please refer to the registration statement of which this prospectus forms a part. Each time we sell securities, we will provide a prospectus supplement that will contain specific information about the terms of that offering. The prospectus supplement may also add, update or change information contained in this prospectus. You should read both this prospectus and any prospectus supplement together with additional information described under the headings “Where You Can Find More Information” and “Documents Incorporated by Reference.”

We may sell securities to underwriters who will sell the securities to the public on terms fixed at the time of sale. In addition, the securities may be sold by us directly or through dealers or agents designated from time to time. If we, directly or through agents, solicit offers to purchase the securities, we reserve the right, in our sole discretion, to accept and, together with any agents, to reject, in whole or in part, any of those offers.

Any prospectus supplement will contain the names of the underwriters, dealers or agents, if any, together with the terms of the offering, the compensation of those underwriters and the net proceeds to us. Any underwriters, dealers or agents participating in the offering may be deemed “underwriters” within the meaning of the Securities Act of 1933, as amended, also known as the Securities Act.

Unless otherwise stated, currency amounts in this prospectus and any prospectus supplement are stated in United States dollars.

Unless otherwise indicated or otherwise required by the context in which the term occurs, all references in this prospectus or a prospectus supplement to “we,” “our,” “us,” “Argonaut Group” or similar terms refer to Argonaut Group, Inc. together with its subsidiaries.

FORWARD-LOOKING STATEMENTS

Except for historical information contained or incorporated by reference in this prospectus or any prospectus supplement, statements made in this prospectus or incorporated by reference in this prospectus or any prospectus supplement are forward-looking and contain information about financial results, economic conditions, trends and known uncertainties. Words such as “believes,” “expects,” “may,” “potential,” “continued,” “plans,” “estimates,” “anticipates,” or similar words are intended to identify forward-looking statements within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934. These forward-looking statements are based on currently available financial, competitive and economic data and our current operating plans based on assumptions regarding future events. Our actual results could differ materially from those expected by our management. They are subject to various risks and uncertainties that could cause actual results to vary materially. These risks and uncertainties, some of which are described with the forward-looking statements, include, but are not limited to:

•	non-receipt of the expected payments,

•	changes in interest rates,

•	effect of the performance of financial markets on investment income and fair values of investments,

•	development of claims and the effect on loss reserves,

•	accuracy in projecting loss reserves,

•	the impact of competition and pricing environments,

•	changes in the demand for our products,

•	the effect of general economic conditions,

•	adverse state and federal legislation and regulations,

•	developments relating to existing agreements,

•	heightened competition,

•	changes in pricing environments, and

•	changes in asset valuations.

We describe these risks and uncertainties in greater detail under the caption “Risk Factors” above and in our recent Forms 10-Q and 10-K filed with the SEC. See “Where You Can Find More Information” and “Documents Incorporated by Reference.”

You should not place undue reliance on any such forward-looking statements. We disclaim any current intention to update forward-looking information and to release publicly the results of any future revisions we may make to forward-looking statements to reflect events or circumstances after the date of this prospectus or the accompanying prospectus supplement to reflect the occurrence of unanticipated events.

USE OF PROCEEDS

Unless otherwise indicated in a prospectus supplement, we expect to use the net proceeds from the sale of the securities for general corporate purposes, principally for working capital to support continued growth in our insurance operations. We may also use the net proceeds for, among other things, capital expenditures, the repayment of short-term borrowings and future acquisitions of complementary businesses (although we have no current plans, agreements or commitments for the acquisition of any businesses). The proceeds from the sale of securities will not be used to repay past acquisition costs.

RATIO OF EARNINGS TO FIXED CHARGES AND

RATIO OF EARNINGS TO COMBINED FIXED CHARGES AND PREFERRED STOCK DIVIDENDS

Our consolidated ratio of earnings to fixed charges and our consolidated ratio of earnings to combined fixed charges and preferred stock dividends are set forth below for each of the periods indicated. For purposes of determining this ratio, earnings represent pre-tax income (loss), which consists of income (loss) before income taxes plus fixed charges. Fixed charges include interest expense and the interest portion of rent expense.

	Six Months Ended June 30,		Year Ended December 31,
	2003	2002	2002	2001	2000	1999	1998
Ratio of earnings to fixed charges	14.1:1	19.3:1	(1)	2.3:1	(1)	(1)	63.3:1
Ratio of earnings to combined fixed charges and preferred stock dividends	12.8:1	19.3:1	(1)	2.3:1	(1)	(1)	63.3:1

(1)	Earnings were inadequate to cover fixed costs by $18.6 million in 2002, $126.9 million in 2000 and $24.0 million in 1999.

GENERAL DESCRIPTION OF THE OFFERED SECURITIES

We may from time to time offer under this prospectus shares of our common stock, preferred stock or debt securities. The aggregate initial offering price of the offered shares of our securities will not exceed $150,000,000.

DESCRIPTION OF OUR CAPITAL STOCK

Authorized and Outstanding Capital Stock

Pursuant to our certificate of incorporation, as amended, our authorized capital stock is 35,000,000 shares of common stock par value $0.10 per share and 5,000,000 shares of preferred stock par value $0.10 per share.

The common stock is our only class of common stock. Subject to any preferential rights of our outstanding shares of Series A Mandatory Convertible Preferred Stock or any other preferred stock created by our board of directors, each outstanding share of our common stock is entitled to such dividends as our board of directors may declare from time to time out of funds that we can legally use to pay dividends.

Each holder of our common stock is entitled to one vote for each share of common stock and does not have any right to cumulate votes in the election of directors. In the event of our liquidation, dissolution or winding-up, holders of our common stock will be entitled to receive on a pro-rata basis any assets remaining after provision for payment of creditors and after payment of any liquidation preferences to holders of preferred stock, including the holders of our Series A Mandatory Convertible Preferred Stock. Holders of our common stock are not entitled to preemptive rights. When we issue and receive payment for shares of common stock, the shares will be fully paid and nonassessable, which means that its holders will have paid their purchase price in full and that we may not ask them to surrender additional funds.

Our board of directors is empowered, without approval of our stockholders, to cause additional preferred stock to be issued in one or more series, with the numbers of shares of each series and the powers, preferences and rights, and qualification, limitations or restrictions of the series to be determined by it.

As of June 30, 2003, we had 21,608,351 outstanding shares of common stock. There were approximately 3,919,263 shares of common stock reserved for issuance under various employee compensation plans as of  June 30, 2003.

The transfer agent and registrar for our common stock is Equiserve.

Our common stock is listed on the Nasdaq Stock Market’s National Market under the symbol “AGII”. The shares of common stock currently issued and outstanding are fully paid and nonassessable.

DESCRIPTION OF OUR PREFERRED STOCK

We may issue preferred stock in one or more series, as described below. The following briefly summarizes the provisions of our amended articles of incorporation that would be important to holders of our preferred stock. The following description may not be complete and is subject to, and qualified in its entirety by reference to, the terms and provisions of our amended articles of incorporation which are an exhibit to the registration statement which contains this prospectus.

The description of most of the financial and other specific terms of your series will be in the prospectus supplement accompanying this prospectus. Those terms may vary from the terms described here. As you read this section, please remember that the specific terms of your series of preferred stock as described in your prospectus supplement will supplement and, if applicable, may modify or replace the general terms described in this section. If there are differences between your prospectus supplement and this prospectus, your prospectus supplement will control. Thus, the statements we make in this section may not apply to your series of preferred stock.

Reference to a series of preferred stock means all of the shares of preferred stock issued as part of the same series under a certificate of designations filed as part of our restated articles of incorporation. Reference to your prospectus supplement means the prospectus supplement describing the specific terms of the preferred stock you purchase. The terms used in your prospectus supplement will have the meanings described in this prospectus, unless otherwise specified.

Our Authorized Preferred Stock

Our board of directors is empowered, without approval of our stockholders, to cause the preferred stock to be issued in one or more series, with the numbers of shares of each series and the powers, preferences and rights, and qualifications, limitations or restrictions of the series to be determined by it.

The prospectus supplement relating to the particular series of preferred stock will contain a description of the specific terms of that series as fixed by our board of directors, including, as applicable:

•	the offering price at which we will issue the preferred stock;

•	the title, designation of number of shares and stated value of the preferred stock;

•	the dividend rate or method of calculation, the payment dates for dividends and the place or places where the dividends will be paid, whether dividends will be cumulative or noncumulative, and, if cumulative, the dates from which dividends will begin to cumulate;

•	any conversion or exchange rights;

•	whether the preferred stock will be subject to redemption and the redemption price and other terms and conditions relative to the redemption rights;

•	any liquidation rights;

•	any sinking fund provisions;

•	any voting rights; and

•	any other rights, preferences, privileges, limitations and restrictions that are not inconsistent with the terms of our amended articles of incorporation.

When we issue and receive payment for shares of preferred stock, the shares will be fully paid and nonassessable, which means that its holders will have paid their purchase price in full and that we may not ask them to surrender additional funds. Unless otherwise specified in the prospectus supplement relating to a particular series of preferred stock, each series of preferred stock will rank on a parity in all respects with each other series of preferred stock and prior to our common stock as to dividends and any distribution of our assets.

The rights of holders of the preferred stock offered may be adversely affected by the rights of holders of our Series A Mandatory Convertible Preferred Stock or any other shares of preferred stock that may be issued in the future. Our board of directors may cause shares of preferred stock to be issued in public or private transactions for any proper corporate purposes and may include issuances to obtain additional financing in connection with acquisitions, and issuances to officers, directors and employees pursuant to benefit plans. Our board of directors’ ability to issue shares of preferred stock may discourage attempts by others to acquire control of us without negotiation with our board of directors, as it may make it difficult for a person to acquire us without negotiating with our board of directors.

Series A Preferred Stock

We have outstanding approximately 3.0 million shares of Series A Mandatory Convertible Preferred Stock. Under the terms of the Series A preferred shares, we have agreed not to pay dividends to our common shareholders until April 2005.

The Series A preferred shares are convertible at any time at the option of the holder at an initial conversion price of $12 per share. Any outstanding Series A preferred shares will automatically convert into common shares on the tenth anniversary of their issuance.

The Series A preferred shares are senior to the common shares in regard to dividend and upon our liquidation. The Series A preferred shares initially pay a 7% dividend on a quarterly basis. The dividend is cumulative, and is payable when, as and if declared by our board of directors. The dividend rate is subject to certain adjustments based upon our A.M. Best rating and risk-based capital level.

The holders of the Series A preferred shares will be entitled to vote on an as-converted basis on all matters submitted for a vote of our common shareholders. The holders of the Series A preferred shares have agreed, however, not to exercise any voting rights greater than 1.27 votes per Series A preferred share. In addition, if the dividends payable on the Series A preferred shares are in arrears in an amount equal to at least two quarterly dividends, the size of our board of directors will be increased by two and the holders of the Series A preferred shares will have the exclusive right, voting as a separate class, to elect the two additional directors. The right to elect two directors as to any specific failure by us to pay dividends ceases when we have paid all dividends due on the Series A preferred shares.

CERTAIN PROVISIONS OF OUR CHARTER AND BYLAWS

The following is a summary of the material provisions of our amended certificate of incorporation and our amended and restated bylaws. Because this summary is necessarily brief and cannot contain all of the provisions and conditions contained in our amended certificate of incorporation and in our amended and restated bylaws, you should refer to those documents for complete information regarding the provisions of our amended certificate of incorporation and our amended and restated bylaws, including the definitions of some of the terms used below. Copies of our amended certificate of incorporation and our amended and restated bylaws are incorporated by reference as exhibits to the registration statement of which this prospectus forms a part. The following summary is qualified in its entirety by such reference.

Provisions of our amended certificate of incorporation and our amended and restated bylaws may delay or make more expensive or difficult unsolicited acquisitions or changes of our control. These provisions may also have the effect of making it more difficult for third parties to cause the replacement of our board of directors or current management without their agreement. We believe that these provisions will enable us to develop our business in a manner that will foster long-term growth without disruption caused by the threat of a takeover not thought by our board of directors to be in our best interests and the best interests of our stockholders.

These provisions include provisions in our amended and restated bylaws restricting who can call a special meeting of shareholders, the ability of the directors remaining in office to fill any vacancies of our board of directors, provisions relating to the advance notice of shareholder proposals and the issuance of preferred stock upon terms established by our board of directors (see above discussion of such preferred stock). See “—Restrictions on Ownership Under Insurance Laws” below for other provisions applicable to us that may discourage takeovers.

Call of a Special Meeting

Our amended and restated bylaws provide that special meetings of the stockholders can only be called by our board of directors and that business transacted at such meetings is limited to the purposes stated in the meeting. Therefore, other than our annual meeting of stockholders, there is no provision for the stockholders to call a meeting to remove directors, absent action by the directors. However, action can be taken by written consent of the stockholders if such consent is executed by holders of the stock having not less than the minimum number of votes that would be necessary to authorize or take such action at a meeting at which all shares entitled to vote were present and voted. Any director or the entire board can be removed, with or without cause, by the holders of a majority of the shares entitled to vote at an election of directors.

Filling of Vacancies

Our amended and restated bylaws provide for vacancies and any newly created directorships resulting from any increase in the authorized number of directors (except for an increase caused by our failure to pay dividends on our Series A Mandatory Convertible Preferred Stock as described above) to be filled by a majority of directors then in office, although less than a quorum, or by a sole remaining director, or by the stockholders at any annual or special meeting held in accordance with the bylaws. Therefore the board could retain control by filling vacancies and the newly created directorships with its own nominees.

Advance Notice for Raising Business or Making Nominations at Meetings

Our amended and restated bylaws establish an advance notice procedure for stockholder proposals to be brought before an annual meeting of stockholders and for nominations by stockholders of candidates for election as directors at an annual or special meeting at which directors are to be elected.

Only such business may be conducted at an annual meeting of stockholders as has been brought before the meeting by, or at the direction of, the board of directors or by a stockholder who has given to the secretary of Argonaut Group timely written notice, in proper form, of the stockholder’s intention to bring that business before the meeting. Only persons who are nominated by, or at the direction of, the board of directors, or who are nominated by a stockholder who has given timely written notice, in proper form, to the secretary prior to a meeting at which directors are to be elected will be eligible for election as directors. The person presiding at the meeting will have the authority to make determinations of whether a stockholder’s notice complies with the procedures in our amended and restated bylaws.

To be timely, notice of business to be brought before an annual meeting or nominations of candidates for election as directors at an annual meeting is required to be received by the secretary of Argonaut Group not less than 60 but no more than 90 days prior to the meeting, unless the first public notice of such meeting is less than 70 days prior to the meeting date, in which case the notice shall be provided not more than 10 days after the date is first announced.

The notice of any nomination for election as a director is required to set forth the information regarding such person required by paragraphs (a), (e), and (f) of Item 401 of Regulation S-K adopted by the SEC.

Restrictions on Ownership Under Insurance Laws

Although our amended certificate of incorporation and our amended and restated bylaws do not contain any provision restricting ownership, the application of various state insurance laws will be a significant deterrent to any person interested in acquiring control. The insurance holding company laws of each of the jurisdictions in which our insurance subsidiaries are incorporated or commercially domiciled, as well as state corporation laws, govern any acquisition of control of our insurance subsidiaries or of us. In general, these laws provide that no person or entity may directly or indirectly acquire control of an insurance company unless that person or entity has received the prior approval of the insurance regulatory authorities. An acquisition of control would be presumed in the case of any person or entity who purchases 10% or more of our outstanding common stock, unless the applicable insurance regulatory authorities determine otherwise.

DESCRIPTION OF DEBT SECURITIES

The following description of the debt securities sets forth certain general terms and provisions of the debt securities to which this prospectus and any prospectus supplement may relate. The particular terms of any series of debt securities and the extent to which the general provisions may apply to a particular series of debt securities will be described in a prospectus supplement relating to that series. We may issue senior debt securities or subordinated debt securities under indentures with a trustee.

We have summarized the material provisions of the indentures below. The summary is not complete. Our senior debt securities are to be issued under an indenture (the “senior indenture”), the form of which is filed as an exhibit to this registration statement of which this prospectus forms a part. Our subordinated debt securities are to be issued under an indenture (the “subordinated indenture”), the form of which is filed as an exhibit to this registration statement of which this prospectus forms a part. The senior indenture and the subordinated indenture are sometimes referred to herein, collectively, as the “indentures” and each, individually, as an “indenture.” You should read the indentures for provisions that may be important to you.

Because we have included only a summary of the material indenture terms, you must read the indentures in full to understand every detail of the terms of the debt securities.

General

We may issue debt securities from time to time in one or more series without limitation as to aggregate principal amount. The senior debt securities will be our unsecured and unsubordinated obligations and will rank equally and ratably with our other unsecured and unsubordinated obligations. The subordinated debt securities will be our unsecured obligations and will be subordinated in right of payment, as set forth in the subordinated indenture, to the prior payment in full of our existing and future senior indebtedness.

Unless otherwise indicated in the prospectus supplement, principal of, premium, if any, and interest on the debt securities will be payable, and the transfer of debt securities will be registrable, at any office or agency maintained by us for that purpose. The debt securities will be issued only in fully registered form without coupons and, unless otherwise indicated in the applicable prospectus supplement, in denominations of $1,000 or integral multiples thereof. No service charge will be made for any registration of transfer or exchange of the debt securities, but we may require you to pay a sum sufficient to cover any tax or other governmental charge imposed in connection with the transfer or exchange.

The prospectus supplement will describe the following terms of the debt securities we are offering:

•	the title of the debt securities;

•	any limit on the aggregate principal amount of the debt securities;

•	the date or dates on which the principal of the debt securities is payable;

•	the rate or rates, which may be fixed or variable, at which the debt securities will bear interest or the method by which the rate or rates will be determined, if any, the date or dates from which any interest will accrue, the interest payment dates on which any interest will be payable, and the regular record date for the interest payable on any interest payment date;

•	whether, and to what extent, the debt securities will be subordinated in right of payment to other of our indebtedness;

•	the rights, if any, of holders of the debt securities to convert the debt securities into shares of our common stock or preferred stock;

•	the place or places where the principal of and any premium and interest on the debt securities will be payable;

•	the person who is entitled to receive any interest on the debt securities, if other than the record holder on the record date;

•	the period or periods within which, the price or prices at which and the terms and conditions upon which the debt securities may be redeemed, in whole or in part, at our option;

•	our obligation, if any, to redeem, purchase or repay the debt securities pursuant to any sinking fund or analogous provisions or at the option of a holder and the period or periods within which, the price or prices at which and the terms and conditions upon which we will redeem, purchase or repay, in whole or in part, the debt securities pursuant to such obligation;

•	the currency, currencies or currency units in which we will pay the principal of and any premium and interest on any debt securities, if other than the currency of the United States of America;

•	if the amount of payments of principal of or any premium or interest on any debt securities may be determined with reference to an index or formula, the manner in which such amounts will be determined;

•

if the principal of or any premium or interest on any debt securities is to be payable, at our election or at the election of the holder, in one or more currencies or currency units other than that or those in which the debt securities are stated to be payable, the currency, currencies or currency units in which payment of the principal of and any premium and interest on the debt securities as to which such election is made will be payable, and the periods within which and the terms and conditions upon which such election is to be made;

•	if other than the debt securities’ principal amount, the portion of the principal amount of the debt securities which will be payable upon declaration of acceleration of the maturity;

•	the applicability of the provisions described in the section of this prospectus captioned “Defeasance and Covenant Defeasance”;

•	if the debt securities will be issued in whole or in part in the form of a book-entry security as described in the section of this prospectus captioned “Book-Entry Securities,” the depository we appointed or its nominee with respect to the debt securities and the circumstances under which the book-entry security may be registered for transfer or exchange or authenticated and delivered in the name of a person other than the depository or its nominee; and

•	any other terms of the debt securities.

We may offer and sell the debt securities as original issue discount securities at a substantial discount below their stated principal amount. The prospectus supplement will describe the federal income tax consequences and other special considerations applicable to original issue discount securities and any debt securities the federal tax laws treat as having been issued with original issue discount. “Original issue discount securities” means any debt security which provides for an amount less than its principal amount to be due and payable upon the declaration of acceleration of the maturity of the debt security upon the occurrence and continuation of an event of default.

The indenture does not contain covenants or other provisions designed to afford holders of the debt securities protection in the event of a highly leveraged transaction, change in credit rating or other similar occurrence.

Book-Entry Securities

The debt securities will be represented by one or more global securities. Unless otherwise indicated in the prospectus supplement, the global security representing the debt securities will be deposited with, or on behalf of, The Depository Trust Company (“DTC”), New York, New York, or other successor depository we appoint and registered in the name of the depository or its nominee. The debt securities will not be issued in definitive form unless otherwise provided in the prospectus supplement.

DTC will act as securities depository for the securities. The debt securities will be issued as fully registered securities registered in the name of Cede & Co. (DTC’s partnership nominee). One fully registered global security will be issued with respect to each $400 million of principal amount, and an additional certificate will be issued with respect to any remaining principal amount of debt securities.

DTC is a limited-purpose trust company organized under the New York Banking Law, a “banking organization” within the meaning of the New York Banking Law, a member of the Federal Reserve System, a “clearing corporation” within the meaning of the New York Uniform Commercial Code, and a “clearing agency” registered pursuant to the provisions of Section 17A of the Securities Exchange Act of 1934. DTC holds securities that its participants deposit with DTC. DTC also facilitates the settlement among participants of securities transactions, such as transfers and pledges, in deposited securities through electronic computerized book-entry changes in participants’ accounts, thereby eliminating the need for physical movement of securities certificates. Direct participants include securities brokers and dealers, banks, trust companies, clearing corporations, and certain other organizations. DTC is owned by a number of its direct participants and by the New York Stock Exchange, Inc., the American Stock Exchange, Inc. and the National Association of Securities Dealers, Inc. Access to the DTC system is also available to indirect participants such as securities brokers and dealers, banks and trust companies that clear through or maintain a custodial relationship with a direct participant, either directly or indirectly. The rules applicable to DTC and its participants are on file with the SEC.

Purchases of debt securities under the DTC system must be made by or through direct participants, which will receive a credit for the debt securities on DTC’s records. The ownership interest of each actual purchaser of each debt security will be recorded on the direct and indirect participants’ records. These beneficial owners will not receive written confirmation from DTC of their purchase, but beneficial owners are expected to receive a written confirmation providing details of the transaction, as well as periodic statements of their holdings, from the direct or indirect participants through which the beneficial owner entered into the transaction. Transfers of ownership interests in the debt securities are to be accomplished by entries made on the books of participants acting on behalf of beneficial owners. Beneficial owners will not receive certificates representing their ownership interests in debt securities, except in the event that use of the book-entry system for the debt securities is discontinued.

To facilitate subsequent transfers, all debt securities deposited by participants with DTC are registered in the name of DTC’s partnership nominee, Cede & Co. The deposit of debt securities with DTC and their registration in the name of Cede & Co. will not change the beneficial ownership of the debt securities. DTC has no knowledge of the actual beneficial owners of the debt securities; DTC’s records reflect only the identity of the direct participants to whose accounts the debt securities are credited, which may or may not be the beneficial owners. The participants will remain responsible for keeping account of their holdings on behalf of their customers.

Delivery of notices and other communications by DTC to direct participants, by direct participants to indirect participants, and by direct participants and indirect participants to beneficial owners will be governed by arrangements among them, subject to any statutory or regulatory requirements as may be in effect from time to time.

Redemption notices shall be sent to DTC. If less than all of the debt securities within an issue are being redeemed, DTC’s practice is to determine by lot the amount of the interest of each direct participant in such issue to be redeemed.

Neither DTC nor Cede & Co. will consent or vote with respect to debt securities. Under its usual procedures, DTC mails an omnibus proxy to us as soon as possible after the record date. The omnibus proxy assigns Cede & Co.’s consenting or voting rights to those direct participants to whose accounts the debt securities are credited on the record date (identified in a listing attached to the omnibus proxy).

Principal and interest payments, if any, on the debt securities will be made to Cede & Co., as nominee of DTC. DTC’s practice is to credit direct participants’ accounts, upon DTC’s receipt of funds and corresponding detail information from us or the trustee, on the applicable payment date in accordance with their respective holdings shown on DTC’s records. Payments by participants to beneficial owners will be governed by standing instructions and customary practices, as is the case with securities held for the accounts of customers in bearer form or registered in “street name,” and will be the responsibility of that participant and not of DTC, the trustee or us, subject to any statutory or regulatory requirements as may be in effect from time to time. Payment of principal and interest to Cede & Co. is the responsibility of us or the trustee. Disbursement of payments from Cede & Co. to direct participants is DTC’s responsibility. Disbursement of payments to beneficial owners is the responsibility of direct and indirect participants.

A beneficial owner must give notice through a participant to a tender agent to elect to have its debt securities purchased or tendered. The beneficial owner must deliver debt securities by causing the direct participants to transfer the participant’s interest in the debt securities, on DTC’s records, to a tender agent. The requirement for physical delivery of debt securities in connection with an optional tender or a mandatory purchase is satisfied when the ownership rights in the debt securities are transferred by direct participants on DTC’s records and followed by a book-entry credit of tendered debt securities to the tender agent’s account.

DTC may discontinue providing its services as securities depository for the debt securities at any time by giving reasonable notice to us or the trustee. Under these circumstances, if a successor securities depository is not obtained, then debt security certificates must be delivered.

We may decide to discontinue use of the system of book-entry transfers through DTC (or a successor securities depository). In that event, debt security certificates will be printed and delivered.

The information in this section concerning DTC and DTC’s book-entry system has been obtained from sources that we believe to be reliable, but we take no responsibility for its accuracy.

Certain Covenants of Argonaut Group

Unless otherwise specified in the prospectus supplement, the following covenants will apply to the senior debt securities issued by us.

Restrictions on Secured Debt. If we or any domestic subsidiary incurs, issues, assumes or guarantees any indebtedness for borrowed money represented by notes, bonds, debentures or other similar evidences of indebtedness and that indebtedness is secured by a mortgage, pledge or other lien on any principal domestic property or on any shares of stock or debt of any domestic subsidiary, we will secure, or cause our domestic subsidiary to secure, the debt securities equally and ratably with, or prior to, that indebtedness, so long as that indebtedness is to be secured. We are not required to secure the debt securities, however, if after securing such debt securities the aggregate amount of all secured indebtedness, together with all attributable debt in respect of sale and leaseback transactions involving principal domestic properties, would not exceed 15% of our consolidated net assets. This restriction will not apply to, and there shall be excluded in computing secured indebtedness for the purpose of this restriction, indebtedness secured by:

•	mortgages on property of, or on any shares of stock or debt of, any corporation existing at the time that corporation becomes a domestic subsidiary;

•	mortgages in favor of us or any domestic subsidiary;

•	mortgages in favor of U.S. or foreign governmental bodies to secure partial, progress, advance or other payments;

•	mortgages on property, shares of stock or debt existing at the time of acquisition, including acquisition through merger or consolidation, purchase money mortgages and construction cost mortgages existing at or incurred within 120 days of the time of acquisition;

•	mortgages existing on the first date on which the debt security is authenticated by the trustee;

•	mortgages incurred in connection with pollution control, industrial revenue or similar financings; and

•	any extension, renewal or replacement of any debt secured by any mortgage referred to in the foregoing list.

The following are the meanings of terms that are important in understanding the restrictive covenants described above:

•	“subsidiary” means any corporation of which we directly or indirectly own or control stock which under ordinary circumstances, not dependent upon the happening of a contingency, has the voting power to elect a majority of that corporation’s board of directors. The term does not include any corporation that does not own a principal domestic property and our chairman of the board, president, chief executive officer, an executive vice president, a senior vice president or a vice president and the chief financial officer or treasurer determine in good faith that our existing aggregate investments, including those of our domestic subsidiaries, in the corporation are not of material importance to the total business conducted, or assets owned, by us or our domestic subsidiaries.

•	“domestic subsidiary” means a subsidiary of ours which transacts substantially all of its business or maintains substantially all of its property within the United States, excluding its territories, possessions and Puerto Rico, except a subsidiary which:

•	is engaged primarily in financing operations outside of the United States or in leasing personal property or financing inventory, receivables or other property; or

•	does not own a principal domestic property.

•	“principal domestic property” means any building, structure or other facility, together with the land on which it is erected and fixtures comprising a part of it, used primarily for manufacturing, processing, research, warehousing or distribution, located in the United States, excluding its territories, possessions and Puerto Rico, owned or leased by us or one of our subsidiaries and having a net book value in excess of 2% of our consolidated net assets, other than any such building, structure or other facility or a portion which is a pollution control facility financed by state or local governmental obligations or which our chairman of the board, chief executive officer, an executive vice president, a senior vice president or a vice president and the chief financial officer or treasurer determine in good faith is not of material importance to the total business conducted or assets owned by us and our subsidiaries as an entirety.

•	“consolidated net assets” means the aggregate amount of assets, less reserves and other deductible items, after deducting current liabilities, as shown on our consolidated balance sheet contained in the latest annual report to our stockholders and prepared in accordance with generally accepted accounting principles.

•	“attributable debt” means the present value (discounted at the rate of 8% each year compounded monthly) of the obligations for rental payments required to be paid during the remaining term of any lease of more than 12 months.

Restrictions on Sales and Leasebacks. Unless otherwise provided in the prospectus supplement with respect to any series of the debt securities, neither we nor any domestic subsidiary may enter into any sale and leaseback transaction involving any principal domestic property, the acquisition or completion of construction and commencement of full operation of which has occurred more than 120 days prior thereto, unless:

•	we or the domestic subsidiary could incur a mortgage on the property under the restrictions described above under “Restrictions on Secured Debt” in an amount equal to the attributable debt with respect to the sale and leaseback transaction without equally and ratably securing the debt securities; or

•	we, within 120 days after the sale or transfer by us or any domestic subsidiary, apply to the retirement of our funded debt, which is defined as indebtedness for borrowed money having a maturity of, or by its terms extendible or renewable for, a period of more than 12 months after the date of determination of the amount, an amount equal to the greater of:

•	the net proceeds of the sale of the principal domestic property sold and leased under such arrangement; or

•	the fair market value of the principal domestic property sold and leased, subject to credits for certain voluntary retirements of funded debt.

Events of Default

With respect to a series of debt securities, any one of the following events will constitute an event of default under the indenture:

•	our failure to pay any interest on any debt security of that series when due, continued for 30 days;

•	our failure to pay principal of or any premium on any debt security of that series when due;

•	our failure to deposit any sinking fund payment, when due, in respect of any debt security of that series;

•	our failure to perform, or breach of, any other covenant or warranty in the indenture, other than a covenant included in the indenture solely for the benefit of a series of debt securities other than that series, continued for 90 days after written notice as provided in the indenture;

•	certain events involving our bankruptcy, insolvency or reorganization; or

•	any other event of default provided with respect to debt securities of that series.

If any event of default occurs and continues, either the trustee or the holders of at least 25 percent in aggregate principal amount of the outstanding debt securities of that series may declare the principal amount of all the debt securities of that series or, if the debt securities of that series are original issue discount securities, the portion of the principal amount as may be specified in the terms of those debt securities, to be due and payable immediately by a notice in writing to us, and to the trustee if given by holders. The principal amount (or specified amount) will then be immediately due and payable. After acceleration, but before a judgment or decree based on acceleration has been obtained, the holders of a majority in aggregate principal amount of outstanding debt securities of that series may, under certain circumstances, rescind and annul the acceleration.

The prospectus supplement relating to any series of debt securities that are original issue discount securities will contain the particular provisions relating to acceleration of the stated maturity of a portion of the principal amount of that series of original issue discount securities upon the occurrence and continuation of an event of default.

Each indenture provides that, subject to the duty of the trustee during default to act with the required standard of care, the trustee will be under no obligation to exercise any of its rights or powers under the indenture at the request or direction of any of the holders, unless the holders offer the trustee reasonable indemnity. Generally, the holders of a majority in aggregate principal amount of the debt securities of any series will have the right to direct the time, method and place of conducting any proceeding for any remedy available to the trustee, or exercising any trust or power conferred on the trustee.

A holder of any series of debt securities will not have any right to institute any proceeding with respect to the indenture, or for the appointment of a receiver or trustee, or for any other remedy, unless:

•	the holder has previously given to the trustee written notice of a continuing event of default;

•	the holders of at least 25 percent in principal amount of the debt securities of that series have made written request, and offered reasonable indemnity, to the trustee to institute such proceeding as trustee;

•	the trustee shall not have received from the holders of a majority in aggregate principal amount of the debt securities of that series a direction inconsistent with such request; and

•	the trustee has not instituted proceedings within 60 days.

However, these limitations do not apply to a suit instituted by a holder for enforcement of payment of the principal of and premium, if any, or interest on their debt security on or after the respective due dates.

We are required to furnish to the trustee annually a statement as to our performance of certain obligations under the applicable indenture and as to any default.

Subordination of Subordinated Debt Securities

The subordinated debt securities of each series will, to the extent set forth in the subordinated indenture, be subordinate in right of payment to the prior payment in full of all Senior Indebtedness with respect to such series. Upon any payment or distribution of our assets of any kind or character, whether in cash, property or securities, to creditors upon any dissolution, winding-up, liquidation or reorganization of us, whether voluntary or involuntary, or in bankruptcy, insolvency, receivership or other proceedings, all amounts due upon all Senior Indebtedness with respect to the subordinated debt securities of any series will first be paid in full, or payment thereof provided for in money in accordance with its terms, before the holders of subordinated debt securities of such series are entitled to receive or retain any payment on account of principal of, or any premium or interest on, or any additional amounts with respect to, the subordinated debt securities of such series, and to that end the holders of such Senior Indebtedness shall be entitled to receive, for application to the payment thereof, any payment or distribution of any kind or character, whether in cash, property or securities, including any such payment or distribution which may be payable or deliverable by reason of the payment of any other Indebtedness of ours being subordinated to the payment of subordinated debt securities of such series, which may be payable or deliverable in respect of the subordinated debt securities of such series upon any such dissolution, winding-up, liquidation or reorganization or in any such bankruptcy, insolvency, receivership or other proceeding.

By reason of such subordination, in the event of our liquidation or insolvency, holders of Senior Indebtedness with respect to the subordinated debt securities of any series and holders of our other obligations that are not subordinated to such Senior Indebtedness may recover more ratably than the holders of the subordinated debt securities of such series.

Subject to the payment in full of all Senior Indebtedness with respect to the subordinated debt securities of any series, the rights of the holders of the subordinated debt securities of such series will be subrogated to the rights of the holders of such Senior Indebtedness to receive payments or distributions of cash, property or securities of ours applicable to such Senior Indebtedness until the principal of, any premium and interest on, and any additional amounts with respect to, the Senior Indebtedness with respect to the subordinated debt securities of such series have been paid in full.

No payment of principal (including redemption and sinking fund payments) of or any premium or interest on or any additional amounts with respect to the subordinated debt securities of any series may be made by us (1) if any Senior Indebtedness with respect to such series is not paid when due and any applicable grace period with respect to such default has ended and such default has not been cured or waived or ceased to exist, or (2) if the maturity of any Senior Indebtedness with respect to such series has been accelerated because of a default.

The subordinated indenture does not limit or prohibit us from incurring additional Senior Indebtedness, which may include Indebtedness that is senior to the subordinated debt securities of any series, but subordinate to our other obligations. The senior debt securities will constitute Senior Indebtedness with respect to the subordinated debt securities of each series under the subordinated indenture.

Under the subordinated indenture, Senior Indebtedness includes all of our obligations to pay principal, premium and interest:

•	for borrowed money;

•	in the form of or evidenced by other instruments, including obligations incurred in connection with our purchase of property, assets or businesses;

•	under capital leases;

•	under letters of credit, bankers’ acceptances or similar facilities;

•	issued or assumed in the form of a deferred purchase price of property or services, such as master leases;

•	under swaps and other hedging arrangements; and

•	pursuant to our guarantee of another entity’s obligations.

The following types of our indebtedness will not rank senior to the subordinated debt securities:

•	indebtedness we owe to a subsidiary of ours;

•	indebtedness which, by its terms, expressly provides that it does not rank senior to the subordinated debt securities; and

•	indebtedness incurred in the form of trade accounts payable or accrued liabilities arising in the ordinary course of business.

The subordinated indenture provides that the foregoing subordination provisions, insofar as they relate to any particular series of subordinated debt securities, may be changed prior to such issuance. Any such change would be described in the related prospectus supplement.

Modification and Waiver

We and the trustee may modify and amend the indentures with the consent of the holders of not less than the majority in aggregate principal amount of the outstanding debt securities of each series which is affected. Neither we nor the trustee may, however, modify or amend the indentures without the consent of the holders of all debt securities affected if such action would:

•	change the stated maturity of the principal of, or any installment of principal of or interest on, any debt security;

•	reduce the principal amount of, or the premium, if any, or, except as otherwise provided in the prospectus supplement, interest on, any debt security, including in the case of an original issue discount security the amount payable upon acceleration of the maturity;

•	change the place or currency of payment of principal of, premium, if any, or interest on any debt security;

•	impair the right to institute suit for the enforcement of any payment on any debt security on or at the stated maturity thereof, or in the case of redemption, on or after the redemption date;

•	reduce the percentage in principal amount of outstanding debt securities of any series, the consent of whose holders is required for modification or amendment of the indenture or for waiver of compliance with certain provisions of the indenture or for waiver of certain defaults; or

•	modify certain provisions of the indenture, except to increase any percentage of principal amount whose holders are required to approve any change to such provision or to provide that certain other provisions of the indenture cannot be modified or waived without the consent of each holder affected.

The holders of at least a majority in aggregate principal amount of the outstanding debt securities of any series may, on behalf of all holders of that series, waive compliance by us with certain restrictive provisions of the indenture. The holders of not less than a majority in aggregate principal amount of the outstanding debt securities of any series may, on behalf of all holders of that series, waive any past default under the indenture, except (1) a default in the payment of principal, premium or interest and (2) in respect of a covenant or provision of the indenture that cannot be modified or amended without the consent of those holders of each outstanding debt security of that series who were affected.

Consolidation, Merger and Sale of Assets

We may not consolidate with or merge into any other company or entity or convey, transfer or lease our properties and assets substantially as an entirety and may not permit any company or entity to merge into or consolidate with us or convey, transfer or lease its properties and assets substantially as an entirety to us, unless:

•

in the case we consolidate with or merge into another person or convey, transfer or lease our properties substantially as an entirety to any person, the person formed by that consolidation or into which we are merged or the person which acquires by conveyance or transfer, or which leases, our properties and assets substantially as an entirety is a corporation, partnership or trust organized under the laws of the United States of America, any State or the District of Columbia, and expressly assumes our obligations on the debt securities under a supplemental indenture;

•	immediately after giving effect to the transaction no event of default, and no event which, after notice or lapse of time or both, would become an event of default, has occurred and is continuing;

•	if our properties or assets become subject to a mortgage, pledge, lien, security interest or other encumbrance not permitted by the indenture, we or such successor, as the case may be, takes the necessary steps to secure the debt securities equally and ratably with, or prior to, all indebtedness secured thereby; and

•	we have delivered to the trustee an officers’ certificate and an opinion of counsel stating compliance with these provisions.

Defeasance and Covenant Defeasance

The indenture provides, unless otherwise indicated in the prospectus supplement relating to that particular series of debt securities, that, at our option, we:

•	will be discharged from any and all obligations in respect of the debt securities of any series, except for certain obligations to register the transfer of or exchange of debt securities of that series, replace stolen, lost or mutilated debt securities of that series, maintain paying agencies and hold moneys for payment in trust (sometimes referred to as “legal defeasance”); or

•	need not comply with certain restrictive covenants of the indenture, including those described in the section of the prospectus captioned, “Certain Covenants of Argonaut Group,” and the occurrence of an event described in the fourth bullet point in the section of the prospectus captioned, “Event of Default” will no longer be an event of default, in each case, if we deposit, in trust, with the trustee money or U.S. Government Obligations, which through the payment of interest and principal in accordance with their terms will provide money, in an amount sufficient to pay all the principal of and premium, if any, and interest on the debt securities of that series on the dates such payments are due, which may include one or more redemption dates that we designate, in accordance with the terms of the debt securities of that series (sometimes referred to as “covenant defeasance”).

We may establish this trust only if, among other things:

•	no event of default or event which with the giving of notice or lapse of time, or both, would become an event of default under the indenture shall have occurred and is continuing on the date of the deposit or insofar as an event of default resulting from certain events involving our bankruptcy or insolvency at any time during the period ending on the 121st day after the date of the deposit or, if longer, ending on the day following the expiration of the longest preference period applicable to us in respect of the deposit;

•	the deposit will not cause the trustee to have any conflicting interest with respect to any other of our securities or results in the trust arising from the deposit to constitute, unless it is qualified as, a “regulated investment company”;

•	the defeasance will not result in a breach or violation of, or constitute a default under, the indenture or any other agreement or instrument to which we are a party or by which we are bound; and

•	we have delivered an opinion of counsel to the effect that the holders will not recognize income, gain or loss for federal income tax purposes as a result of the deposit or defeasance and will be subject to federal income tax in the same manner as if the defeasance had not occurred, which opinion of counsel, in the case of the first item above, must refer to and be based upon a published ruling of the Internal Revenue Service, a private ruling of the Internal Revenue Service addressed to us, or otherwise a change in applicable federal income tax law occurring after the date of the indenture.

If we fail to comply with our remaining obligations under the indenture after a defeasance of the indenture with respect to the debt securities of any series as described under the second item of the preceding sentence and the debt securities of such series are declared due and payable because of the occurrence of any event of default, the amount of money and U.S. Government obligations on deposit with the trustee may be insufficient to pay amounts due on the debt securities of that series at the time of the acceleration resulting from the event of default. We will, however, remain liable for those payments.

Concerning the Trustee

LaSalle Bank National Association is trustee under the indentures.

PLAN OF DISTRIBUTION

We may sell offered securities in any one or more of the following ways from time to time

•	through agents,

•	to or through underwriters,

•	through dealers,

•	directly to purchasers, or

•	by any other method permitted by law.

The prospectus supplement with respect to the offered securities will set forth the terms of the offering of the offered securities, including

•	the name or names of any underwriters, dealers or agents,

•	the purchase price of the offered securities and the proceeds to us from such sale,

•	any underwriting discounts and commissions or agency fees and other items constituting underwriters’ or agents’ compensation,

•	any over-allotment options under which underwriters may purchase additional securities from us,

•	any initial public offering price and any discounts or concessions allowed or reallowed or paid to dealers, or

•	any trading market or securities exchange on which such offered securities may be listed.

Any initial public offering price, discounts or concessions allowed or reallowed or paid to dealers may be changed from time to time.

The distribution of the offered securities may be effected from time to time in one or more transactions at a fixed price or prices, which may be changed, at market prices prevailing at the time of sale, at prices related to such prevailing market prices or at negotiated prices.

Offers to purchase offered securities may be solicited by agents designated by us from time to time. Any such agent involved in the offer or sale of the offered securities in respect of which this prospectus is delivered will be named, and any commissions payable by us to such agent will be set forth, in the applicable prospectus supplement. Unless otherwise indicated in such prospectus supplement, any such agent will be acting on a reasonable best efforts basis for the period of its appointment. Any such agent may be deemed to be an underwriter, as that term is defined in the Securities Act, of the offered securities so offered and sold.

If offered securities are sold by means of an underwritten offering, we will execute an underwriting agreement with an underwriter or underwriters, and the names of the specific managing underwriter or underwriters, as well as any other underwriters, and the terms of the transaction, including commissions, discounts and any other compensation of the underwriters and dealers, if any, will be set forth in the prospectus supplement which will be used by the underwriters to make resales of the offered securities. If underwriters are utilized in the sale of the offered securities, the offered securities will be acquired by the underwriters for their own account and may be resold from time to time in one or more transactions, including negotiated transactions, at fixed public offering prices or at varying prices determined by the underwriters at the time of sale. Our offered securities may be offered to the public either through underwriting syndicates represented by managing underwriters or directly by the managing underwriters. If any underwriter or underwriters are utilized in the sale of the offered securities, unless otherwise indicated in the prospectus supplement, the underwriting agreement will provide that the obligations of the underwriters are subject to certain conditions precedent and that the underwriters with respect to a sale of offered securities will be obligated to purchase all such offered securities of a series if any are purchased.

We may grant to the underwriters options to purchase additional offered securities, to cover over-allotments, if any, at the public offering price, with additional underwriting discounts or commissions, as may be set forth in the prospectus supplement relating thereto. If we grant any over-allotment option, the terms of such over-allotment option will be set forth in the prospectus supplement relating to such offered securities.

If a dealer is utilized in the sales of offered securities in respect of which this prospectus is delivered, we will sell such offered securities to the dealer as principal. The dealer may then resell such offered securities to the public at varying prices to be determined by such dealer at the time of resale. Any such dealer may be deemed to be an underwriter, as such term is defined in the Securities Act, of the offered securities so offered and sold. The name of the dealer and the terms of the transaction will be set forth in the related prospectus supplement.

Offers to purchase offered securities may be solicited directly by us and the sale thereof may be made by us directly to institutional investors or others, who may be deemed to be underwriters within the meaning of the Securities Act with respect to any resale thereof. The terms of any such sales will be described in the related prospectus supplement.

Offered securities may also be offered and sold, if so indicated in the applicable prospectus supplement, in connection with a remarketing upon their purchase, in accordance with a redemption or repayment pursuant to their terms, or otherwise, by one or more firms, acting as principals for their own accounts or as agents for us. Any such remarketing firm will be identified and the terms of its agreements, if any, with us and its compensation will be described in the applicable prospectus supplement. Remarketing firms may be deemed to be underwriters, as such term is defined in the Securities Act, in connection with the offered securities remarketed thereby.

Agents, underwriters, dealers and remarketing firms may be entitled under relevant agreements entered into with us to indemnification by us against certain civil liabilities, including liabilities under the Securities Act that may arise from any untrue statement or alleged untrue statement of a material fact or any omission or alleged omission to state a material fact in this prospectus, any supplement or amendment hereto, or in the registration statement of which this prospectus forms a part, or to contribution with respect to payments which the agents, underwriters or dealers may be required to make.

If so indicated in the prospectus supplement, we will authorize underwriters or other persons acting as our agents to solicit offers by certain institutions to purchase offered securities from us at the public offering price, pursuant to contracts providing for payments and delivery on a future date. Institutions with which such contracts may be made include commercial and savings banks, insurance companies, pension funds, investment companies, educational and charitable institutions and others, but in all cases such institutions must be approved by us. The obligations of any purchaser under any such contract will be subject to the condition that the purchase of the offered securities shall not at the time of delivery be prohibited under the laws of the jurisdiction to which such purchaser is subject. The underwriters and such other agents will not have any responsibility in respect of the validity or performance of such contracts. Disclosure in the prospectus supplement of our use of delayed delivery contracts will include the commission that underwriters and agents soliciting purchases of the securities under delayed contracts will be entitled to receive in addition to the date when we will demand payment and delivery of the securities under the delayed delivery contracts. These delayed delivery contracts will be subject only to the conditions that we describe in the prospectus supplement.

Underwriters, dealers, agents and remarketing firms, or their affiliates, may be customers of, engage in transactions with, or perform services for, us and our subsidiaries in the ordinary course of business.

WHERE YOU CAN FIND MORE INFORMATION

We file annual, quarterly and current reports, proxy statements and other information and documents with the SEC. You may read and copy any document we file with the SEC at:

•	the public reference room maintained by the SEC in Washington, D.C. (450 Fifth Street, N.W., Room 1024, Washington, D.C. 20549). Copies of such materials can be obtained from the SEC’s public reference section at prescribed rates. You may obtain information on the operation of the public reference rooms by calling the SEC at (800) SEC-0330,

•	the SEC website located at www.sec.gov., and

•	our website located at www.argonautgroup.com.

This prospectus is one part of a registration statement filed on Form S-3 with the SEC under the Securities Act. This prospectus does not contain all of the information set forth in the registration statement and the exhibits and schedules to the registration statement. For further information concerning us and the securities, you should read the entire registration statement and the additional information described under “Documents Incorporated By Reference” below. The registration statement has been filed electronically and may be obtained in any manner listed above. Any statements contained herein concerning the provisions of any document are not necessarily complete, and, in each instance, reference is made to the copy of such document filed as an exhibit to the registration statement or otherwise filed with the SEC. Each such statement is qualified in its entirety by such reference.

DOCUMENTS INCORPORATED BY REFERENCE

The SEC allows us to “incorporate by reference” certain information in documents we file with them, which means that we can include important information in this prospectus or any supplement by referring the reader to those documents. We incorporate by reference all of the following documents:

•	our Annual Report on Form 10-K (as amended by our Form 10-K/A, filed on July 24, 2003) for the fiscal year ended December 31, 2002;

•	our Quarterly Reports on Form 10-Q for the quarterly periods ended March 31, 2003 and June 30, 2003;

•	our Current Reports on Form 8-K dated March 12, 2003, July 9, 2003, October 10, 2003 and October 27, 2003; and

•	the description of our capital stock contained in the section entitled “Description of Argonaut Group Capital Stock” in our Form 10 filed with the SEC on September 4, 1986.

We also incorporate by reference all of our filings with the SEC made pursuant to Sections 13(a), 13(c), 14 and 15(d) of the Exchange Act (1) after the initial filing of the registration statement that contains this prospectus and before its effectiveness and (2) until we have sold all of the securities to which this prospectus relates or the offering is otherwise terminated. Any statement contained in this prospectus, or in a document all or a portion of which is incorporated by reference, shall be modified or superseded for purposes of this prospectus to the extent that a statement contained in this prospectus, any supplement or any document incorporated by reference modifies or supersedes such statement. Any such statement so modified or superseded shall not, except as so modified or superseded, constitute a part of this prospectus.

We will provide at no cost to each holder, including any beneficial owner of the offered securities, to whom this prospectus or any supplement is delivered, a copy of such reports and any or all of the information that has been incorporated by reference but not delivered with this prospectus or any supplement. Please direct your oral or written request to Byron L. LeFlore, Jr., Vice President, Secretary and General Counsel, at our principal executive offices located at:

10101 Reunion Place Suite 500,

San Antonio, Texas 78216

(210) 321-8459

LEGAL MATTERS

Unless otherwise indicated in the applicable prospectus supplement, certain legal matters relating to the offering of securities hereunder will be passed upon for us by Byron L. LeFlore, Jr., the Vice President, Secretary and General Counsel of Argonaut Group, and Mayer, Brown, Rowe & Maw LLP, Chicago, Illinois. Additional legal matters may be passed on for any underwriters, dealers or agents by counsel that we will name in the applicable prospectus supplement.

EXPERTS

The consolidated financial statements of Argonaut Group, Inc. appearing in Argonaut Group, Inc.’s Annual Report on Form 10-K for the year ended December 31, 2002, have been audited by Ernst & Young LLP, independent auditors, as set forth in their report thereon included therein and incorporated herein by reference. Such consolidated financial statements are incorporated herein by reference in reliance upon such report given on the authority of such firm as experts in accounting and auditing.

Our consolidated financial statements as of December 31, 2001 and for each of the two years in the period ended December 31, 2001 incorporated by reference in this Registration Statement and the financial statement schedules included in the Annual Report on Form 10-K for the year ended December 31, 2002, have been so included in reliance on the reports of Arthur Andersen LLP independent accountants, given on the authority of said firm as experts in auditing and accounting.

Ernst & Young LLP, independent auditors, have audited the consolidated financial statements of Front Royal, Inc. as of and for the four months ended December 31, 2001 included as part of Argonaut Group, Inc.’s financial statements which are included in Argonaut Group, Inc.’s Annual Report on Form 10-K for the year ended December 31, 2002, as set forth in their report, which is incorporated by reference in the prospectus and elsewhere in the registration statement. The financial statements of Front Royal, Inc. included as part of Argonaut Group, Inc.’s financial statements are incorporated by reference in reliance on Ernst & Young LLP’s report, given on their authority as experts in accounting and auditing.

We have not been able to obtain, after reasonable efforts, the written consent of Arthur Andersen LLP to our naming it in this prospectus as having certified our consolidated financial statements for the two years ended December 31, 2001, as required by Section 7 of the Securities Act. Accordingly, Arthur Andersen LLP may not have any liability under Section 11 of the Securities Act of 1933 for false and misleading statements and omissions contained in this prospectus, including the financial statements, and any claims against Arthur Andersen LLP related to any such false and misleading statements and omissions may be limited. See “Risk Factors—You may not be able to seek remedies against Arthur Andersen LLP, our former independent accountant.”

4,800,000 Shares

Common Stock

PROSPECTUS SUPPLEMENT

RAYMOND JAMES

WILLIAM BLAIR & COMPANY

FERRIS, BAKER WATTS

Incorporated

COCHRAN, CARONIA & CO.

October 28, 2003